Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BETWEEN

SOL STRATEGIES, INC.

AND

LOUIS M. GOLDBERG

MAY 1, 2026

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this "Agreement") dated as of May 1, 2026 is entered into between Louis M. Goldberg, an individual resident in the Province of Ontario (the "Vendor") and SOL Strategies, Inc., a corporation incorporated under the laws of the Province of Ontario (the "Purchaser" and, together with the Vendor and any other Person who becomes a party to this Agreement as a "Vendor" pursuant to Section 10.14, the "Parties", each a "Party").

WHEREAS the Vendor owns all of the issued and outstanding membership interests (the "Membership Interests") of HoudiniSwap LLC, a limited liability company incorporated in accordance with the Limited Liability Companies Act CAP 151 laws of Saint Vincent and the Grenadines, Revised Edition 2009 with company number 2852 LLC 2023 (the "Company"), subject to completion of the Pre-Closing Reorganization, following which the Membership Interests may be held by additional Persons who will become parties to this Agreement as Vendors pursuant to Section 10.14;

AND WHEREAS the Vendor (together with any additional Vendors who become party to this Agreement pursuant to Section 10.14) wishes to sell, transfer and convey to the Purchaser, and the Purchaser wishes to purchase from the Vendors, all of the Membership Interests, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms that are used and not defined herein shall have the respective meanings specified or set forth in Schedule A.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Subject to the terms and conditions set forth herein, at the Closing, each Vendor shall sell, transfer and convey to the Purchaser, and the Purchaser shall purchase from each Vendor, all of such Vendor's rights, title and interest in and to such Vendor's Membership Interests, free and clear of all Encumbrances (other than restrictions on the transfer of securities under Applicable Securities Laws and in the Constating Documents of the Company).

2.2 Purchase Price

In consideration for the sale of the Membership Interests pursuant to Section 2.1, subject to the terms of this Agreement (including Section 2.5 and Article 8, as applicable), the aggregate purchase price payable by the Purchaser to the Vendors (collectively, the "Purchase Price") shall consist of:

(a) the Estimated Purchase Price, to be paid to the Vendors on the Closing Date in accordance with the Payment Allocation Schedule, and satisfied by (i) the payment of the Estimated Closing Cash, (ii) the issuance of the Closing Notes, (iii) the retention by the Purchaser of the Holdback Amount, (iv) the issuance of the Closing Consideration Shares, and (v) the issuance of the Consideration Warrants; and

(b) the Earn-Out Payments, to be paid to the Vendors (in accordance with each Vendor's Pro Rata Share) if, when and as required to be paid pursuant to the provisions of Schedule B.

2.3 Payment of the Purchase Price

At the Closing, the Purchaser shall:

(a) lend to the Company, on a non-interest-bearing demand basis, an amount equal to the Estimated Transaction Expenses, if any, identified on the Estimated Closing Statement, to the extent such Estimated Transaction Expenses are not paid by the Company prior to the Closing, and in satisfaction of such loan, the Company hereby irrevocably directs the Purchaser to pay or cause to be paid, in cash by wire transfer of immediately available funds, the amounts owing to the applicable third parties as set out in the Estimated Closing Statement to the account or accounts specified in invoice(s) with respect to such Estimated Transaction Expenses, for and on behalf of the Company;

(b) issue to each Vendor (or as directed by the Vendor Representative) a promissory note in the form set out in Schedule F (together, the "Closing Notes"), with the aggregate amount of all Closing Notes issued to the Vendors being $5,750,000, allocated among the Vendors as designated in the Payment Allocation Schedule;

(c) pay or cause to be paid to each Vendor, in cash by wire transfer of immediately available funds to the account(s) designated in the Payment Allocation Schedule, such Vendor's portion of the Estimated Closing Cash as set forth in the Payment Allocation Schedule, less such Vendor's Pro Rata Share of any amounts paid by the Purchaser pursuant to Section 2.3(a); and

(d) issue to each Vendor (or as directed by the Vendor Representative) such Vendor's portion of the Closing Consideration Shares as set forth in the Payment Allocation Schedule, as fully paid and non-assessable shares in the capital of the Purchaser.

2.4 Estimated Purchase Price

(a) Not more than 10 days nor, without the Purchaser's written consent, less than two Business Days prior to the Closing Date, the Vendor Representative shall have prepared and made available to the Purchaser a statement (the "Estimated Closing Statement") that sets forth the Vendor Representative's good faith determination of the Estimated Purchase Price as of Closing, including the Vendor Representative's good faith estimates of the Company's Working Capital as of the Closing Time ("Estimated Working Capital"), Indebtedness ("Estimated Indebtedness") and Transaction Expenses ("Estimated Transaction Expenses"), in each case in reasonable detail together with reasonable supporting or underlying documentation used to prepare the calculations contained in the Estimated Closing Statement. The Estimated Closing Statement shall be prepared in accordance with IFRS.

(b) Not less than three Business Days prior to the Closing Date, the Purchaser shall (i) determine the Consideration Share Reference Price as of such date, and (ii) determine the aggregate number of Closing Consideration Shares to be issued to the Vendors (as allocated in the Payment Allocation Schedule), which number of Closing Consideration Shares shall be calculated by dividing the Consideration Share Cap by the Consideration Share Reference Price, rounded to the closest whole number of Common Shares.

(c) As promptly as practicable following the delivery of the Estimated Closing Statement in accordance with Section 2.4(a), the Vendor Representative shall provide to the Purchaser an allocation schedule (the "Payment Allocation Schedule"), prepared in good faith, setting forth the aggregate amount payable at the Closing to each Vendor in consideration for such Vendor's Membership Interests pursuant to Section 2.1, including the portions of the Estimated Closing Cash, Closing Notes and Closing Consideration Shares allocable to each Vendor, in each case consistent with each Vendor's Pro Rata Share, together with wire transfer instructions for each Vendor.

2.5 Post-Closing Adjustment

(a) Within 90 days after the Closing Date, the Purchaser shall prepare (in accordance with IFRS) and cause to be delivered to the Vendor Representative a written statement (the "Final Closing Statement") setting forth, in reasonable detail, the Purchaser's good faith calculations of the Closing Working Capital, Indebtedness and Transaction Expenses and also setting forth the Purchaser's good faith calculation of the Final Purchase Price based on the foregoing, together with reasonable supporting or underlying documentation used to prepare the calculations contained in the Final Closing Statement.

(b) After receipt of the Final Closing Statement, the Vendor Representative shall have 45 days (the "Review Period") to review the Final Closing Statement. During the Review Period, the Purchaser shall provide the Vendor Representative and its accountant reasonable access, upon prior written notice during normal business hours, to the personnel and Representatives of the Purchaser involved in the preparation of the Final Closing Statement, together with any documents, schedules or working papers used by them in the preparation of the Final Closing Statement.

(c) On or before the last day of the Review Period, the Vendor Representative may object to the Final Closing Statement by delivering to the Purchaser a notice in writing setting forth the Vendor Representative's objections in reasonable detail, indicating each disputed item or amount and the basis for each such objection thereto (the "Objection Notice"). If the Vendor Representative fails to deliver the Objection Notice within the Review Period, the Purchaser's Final Closing Statement shall be deemed to have been accepted by the Vendors and shall be final and binding and used in computing the Post-Closing Reduction Amount or Post-Closing Increase Amount, as applicable. If the Vendor Representative delivers an Objection Notice on or before the last day of the Review Period, then the Vendor Representative and the Purchaser shall use all commercially reasonable efforts to resolve the disputed matters within the 30 day period following the delivery of such Objection Notice, and any resolution by them agreed to in writing as to any disputed amount(s) will be final and used in computing the Post-Closing Reduction Amount or Post-Closing Increase Amount, as applicable. If the Purchaser and the Vendor Representative are unable to resolve any Objection Notice within such 30 day period, then the Purchaser and the Vendor Representative shall follow the dispute resolution procedure set forth at Schedule C.

(d) If the Estimated Purchase Price:

(i) is greater than the Final Purchase Price (as finally determined in accordance with this Section 2.5), then the Vendors shall pay the amount of such excess to the Purchaser (a "Post-Closing Reduction Amount") (severally, based on each Vendor's Pro Rata Share) by setting off an amount equal to such excess from the amount outstanding under the Closing Notes, or, if such amount is not sufficient to satisfy the Post-Closing Reduction Amount, in each case, by wire transfer of immediately available funds to an account designated by the Purchaser, within three Business Days of the date on which such Post-Closing Reduction Amount is finally determined;

(ii) is equal to the Final Purchase Price (as finally determined in accordance with this Section 2.5), there shall be no adjustment made to the Final Purchase Price or otherwise pursuant to this Section 2.5; or

(iii) is less than the Final Purchase Price (as finally determined in accordance with this Section 2.5), then the Purchaser shall pay the amount of such difference to the Vendors (a "Post-Closing Increase Amount") (in accordance with each Vendor's Pro Rata Share) by wire transfer of immediately available funds to the account(s) designated by the Vendor Representative within three Business Days of the date on which such Post-Closing Increase Amount is finally determined.

(e) The Parties agree to treat any Post-Closing Reduction Amount or any Post-Closing Increase Amount as an adjustment to the Final Purchase Price unless otherwise required by applicable Law. Any payments or receipts made pursuant to this Section 2.5 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

2.6 Closing

Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests contemplated hereby shall take place at a closing (the "Closing") to be held virtually on or before May 29, 2026, by exchanging copies of all documents required to be delivered by the Parties under this Agreement by email, or in such other manner as the Vendor and the Purchaser may mutually agree upon in writing. The date upon which the Closing actually occurs shall be referred to herein as the "Closing Date".

2.7 Guarantees of Individual Vendors

Each Individual Vendor hereby irrevocably guarantees the due and punctual performance of all obligations of any Vendor Holdco wholly-owned by such Individual Vendor, including all obligations of such Vendor Holdco as a Vendor under this Agreement, as if such obligations were his own, and agrees to duly and punctually perform, discharge and fully pay or cause to be duly and punctually performed and discharged and fully paid all obligations and liabilities of the Vendors contained in this Agreement (the foregoing are collectively referred to in this Section 2.7 as the "Guaranteed Obligations"), in the event that any Vendor Holdco fails to duly and punctually perform, discharge and/or fully pay, in whole or in part, any of its Guaranteed Obligations under this Agreement. In the event that a Vendor Holdco fails to so perform, discharge or pay any such Guaranteed Obligation, in respect of an amount agreed to in writing by the Vendor Holdco or finally adjudicated under Article 8 to be payable by such Vendor Holdco, the applicable Individual Vendor shall, within 10 Business Days after the Purchaser makes a demand therefor to such Individual Vendor, duly and punctually perform, discharge and/or fully pay such Guaranteed Obligation. The Individual Vendors agree that (a) the obligations of the Individual Vendors pursuant to this Section 2.7 are absolute, unconditional (subject to the demands in the immediately preceding sentence having been made), irrevocable and continuing and shall not in any way or to any extent be discharged, impaired or otherwise affected except by due and punctual performance and/or full payment thereof by the Vendor Holdcos and/or the Individual Vendors (in accordance with this Section 2.7), provided that the Individual Vendors expressly reserve to themselves the right to exercise any and all defences which would be available to the Vendor Holdcos and which are not in derogation of the Individual Vendors' agreements under this Section 2.7, (b) the Individual Vendors shall be liable for the Guaranteed Obligations as primary obligor and not merely as a surety, and (c) the Individual Vendors shall duly and punctually perform, discharge and/or fully pay any and all Guaranteed Obligations of each Individual Vendor within 10 Business Days after proper demand therefor from the Purchaser in accordance with this Section 2.7. The obligations of the Individual Vendors hereunder will not be limited or reduced by any changes in any Vendor Holdco's name or any reorganization or amalgamation. Without releasing, discharging, limiting or otherwise affecting, in whole or in part, the liability of the Individual Vendors hereunder, the Purchaser may grant extensions of time or other indulgences, take and give up securities, abstain from taking or perfecting securities, accept compositions, grant releases and discharges and otherwise deal with any Vendor Holdco as the Purchaser may see fit. The obligation of the Individual Vendors will not be limited or reduced as a result of the termination, invalidity or unenforceability of any right of the Purchaser against any Vendor Holdco due to any incapacity, disability or lack or limitation of status or of the power of any Vendor Holdco or as a result of the bankruptcy, insolvency, winding-up or similar proceedings involving any Vendor Holdco or for any other reason whatsoever.

2.8 Applicable Securities Laws

(a) Each Vendor is being issued Consideration Shares as part of the payment of the Purchase Price pursuant to Section 2.3. Each Vendor hereby acknowledges and agrees that the Consideration Shares will be issued pursuant to an exemption from Applicable Securities Laws in accordance with Section 2.16 of National Instrument 45‐106 - Prospectus Exemptions, and will only be subject to the resale restrictions imposed by applicable stock exchange requirements, including those imposed by the CSE or NASDAQ.

(b) The Purchaser shall cause any certificates or direct registration statements (or other evidence of ownership) for the Consideration Shares to bear any legends required by Applicable Securities Laws and the rules and policies of each applicable exchange or market on which the Common Shares trade, including the CSE and NASDAQ.

2.9 Lock-up Restrictions on Consideration Shares

(a) The Consideration Shares shall be subject to the following restrictions (collectively, the "Lock-up Restrictions"):

(i) no Vendor shall, directly or indirectly, offer, issue, sell, grant, secure, contract to sell, lend, swap, grant any option to purchase, make any short sale, hypothecate, pledge, assign, or otherwise transfer, dispose of or monetize, or enter into any agreement the consequence of which is to alter economic exposure to, in any manner whatsoever (any such action being a "Transfer") the Consideration Shares held by such Vendor on or before the later of (A) the date that is four (4) months and one day following the Closing Date, and (B) the expiry of the Exchange Hold (the "Lock-Up Date");

(ii) notwithstanding Section 2.9(a)(i), a Vendor shall be permitted to Transfer the Consideration Shares held by such Vendor to an Affiliate, provided that any such Affiliate shall remain subject to the terms of Section 2.9(a)(i) as if it were such Vendor, and such Vendor shall be liable for any Losses suffered by the Purchaser resulting from a breach by an Affiliate of Section 2.9(a)(i).

(b) The Purchaser shall cause any certificates or direct registration statements (or other evidences of ownership) for the Consideration Shares to bear any legends required by Applicable Securities Laws and the rules and policies of each applicable exchange or market on which the Common Shares trade, including the CSE and NASDAQ, and any additional legends required, in each case to give effect to the Lock-up Restrictions.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Subject to the disclosures set forth in the disclosure schedule of the Company delivered by the Vendor to the Purchaser concurrently with the Parties' execution of this Agreement (the "Disclosure Schedule") (it being understood and hereby agreed that (i) the disclosures set forth in the Disclosure Schedule shall be organized under separate section and subsection references that correspond to the sections and subsections of this Article 3 to which such disclosure relates, and (ii) the disclosure set forth in a particular section or subsection of the Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section or subsections of this Article 3 and (B) such other representations and warranties set forth in this Article 3 if, and solely to the extent that, upon a reading of the disclosure, without any independent knowledge of the subject matter thereof or the contents of any documents referenced therein, it is readily apparent that such disclosure is applicable to such other representations and warranties), each Vendor, severally and not jointly, represents and warrants to the Purchaser that the statements contained in this Article 3 are true and correct as of the date hereof and as shall be true and correct as of the Closing Date as though made at the Closing Date (or, in the case of any Vendor who becomes a party to this Agreement after the date hereof pursuant to Section 10.14, as of the date of such Vendor's Joinder and as of the Closing Date).

3.1 Company Status and Registration

(a) The Company is a limited liability company duly formed under the Laws of Saint Vincent and the Grenadines and is validly existing in good standing under such Laws and has not been discontinued or dissolved under such Laws. No Vendor has taken steps and no proceedings have been taken by any Vendor or, to the Company's Knowledge, any other Person, to authorize or require the discontinuance, dissolution, bankruptcy, insolvency, liquidation or winding up of the Company. The Company has submitted all material notices or returns of company information and other material filings required by Law to be submitted by it to any Governmental Authority.

(b) The Company has the power and capacity to own, operate or lease the properties and Assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. The Company has submitted all notices or returns and other filings required by Law to be submitted by it to any Governmental Authority in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such notices, returns and other filings necessary, other than as would not result in a Material Adverse Effect. All actions taken by the Company in connection with this Agreement have been duly authorized or will be duly authorized on or before the Closing.

(c) Section 3.1(c) of the Disclosure Schedule lists the manager of the Company as of the date hereof. Each manager of the Company has rights to indemnification from the Company. No indemnification claims have ever been asserted by any current or former manager, director or officer of the Company.

3.2 Capitalization

(a) Other than as set forth on Section 3.2(a) of the Disclosure Schedule, (i) the Membership Interests represent all authorized, issued, and outstanding equity securities of the Company, and (ii) there are no other securities of the Company which are issued and outstanding. All of the Membership Interests have been duly authorized and are validly issued, fully paid and non‐assessable. As of the date of this Agreement, the Vendor is the sole registered and beneficial owner of all of the Membership Interests, and as of the Closing Date, the Vendors shall be the sole registered and beneficial owners of all of the Membership Interests, giving effect to the Pre-Closing Reorganization, and in each case as set forth on Section 3.2(a) of the Disclosure Schedule.

(b) Other than as set forth on Section 3.2(a) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any equity interests, units, or other ownership interests of the Company or obligating the Company to issue or sell any equity interests, units, or other ownership interests of the Company. The Company does not have outstanding or authorized any unit appreciation, phantom unit, profit participation, equity compensation plans or similar rights. There are no voting trusts or agreements, pooling agreements, equityholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

(c) The Company is not party to any Contract pursuant to which any Membership Interests are subject to any Encumbrances (other than Permitted Encumbrances), co-sale rights, "drag-along rights," pre-emptive rights, rights of first refusal or other rights to purchase, register or transfer such securities (whether in favor of the Company or any other Person).

(d) The Company has no liability for dividends accrued or declared but unpaid.

(e) To the Company's Knowledge, no holder of any Membership Interests has entered into any agreement with respect to the voting of equity securities of the Company in a manner that is inconsistent with the terms of this Agreement.

(f) As a result of the Transaction, immediately following the Closing the Purchaser will be the sole record and beneficial holder of all Outstanding Securities.

3.3 Subsidiaries

The Company does not have any Subsidiaries.

3.4 No Conflicts; Consents

The execution, delivery and performance by the Company of this Agreement, and the consummation of the Transaction (including the Pre-Closing Reorganization), do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Constating Documents of the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company is a party or by which it is, or any of its assets are, bound; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any Assets of the Company. Except as set forth in Section 3.4 of the Disclosure Schedule, no consent, approval, waiver or authorization is required to be obtained by the Company from any Person (including any Governmental Authority) in connection with the execution, delivery and performance of this Agreement and the consummation of the Transaction.

3.5 Financial Statements

(a) Complete copies of the Financial Statements have been delivered to the Purchaser and are attached as Section 3.5(a) of the Disclosure Schedule. The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Annual Financial Statements). The Financial Statements are based upon, and are consistent with, the books and records of the Company, and fairly present in all respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.

(b) The Company has established and maintain a system of internal accounting controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the board of directors of the Company, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with IFRS and (B) to maintain accountability for assets, (iii) prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company, (iv) that the amounts recorded for assets on the books and records of the Company are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c) Neither the Company nor, to the Company's Knowledge, any current or former Service Provider of the Company, has identified or been made aware of any fraud, whether or not material, that involves the Company's management or other current or former Service Provider of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing.

(d) The Company is not party to any material Indebtedness. The Company has not guaranteed and is not responsible for and does not have any liability for any indebtedness of any other Person, and the Company has not guaranteed any other obligation of any other Person.

3.6 Undisclosed Liabilities

Except as set forth in Section 3.6 of the Disclosure Schedule, the Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise in accordance with IFRS (collectively, the "Vendor Liabilities"), except: (a) those that are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date; (b) those that have been incurred in the Ordinary Course since the Balance Sheet Date and that are not, individually or in the aggregate, material in amount; (c) those that are incurred in connection with the negotiation, preparation or execution of this Agreement, which have been or will be taken into account in the calculation of Transaction Expenses; or (d) those incurred in connection with the Pre-Closing Reorganization.

3.7 Accounts Receivable

The Accounts Receivable reflected on the Balance Sheet and the Accounts Receivable arising after the date thereof: (a) have arisen from bona fide transactions entered into by the Company involving the rendering of services in the Ordinary Course; and (b) constitute only valid, undisputed claims of the Company not subject to claims of set‐off or other defences or counter‐claims; and (c) subject to a reserve for bad debts shown on the Balance Sheet or, with respect to Accounts Receivable arising after the Balance Sheet Date, on the accounting records of the Company, are collectible in full within 90 days after billing. The reserve for bad debts shown on the Balance Sheet or, with respect to Accounts Receivable arising after the Balance Sheet Date, on the accounting records of the Company have been consistently applied, subject to normal year‐end adjustments.

3.8 Books and Records

Except as set forth in Section 3.8 of the Disclosure Schedule, the Books and Records of the Company have been kept accurately in the ordinary course of business consistent with applicable Laws in all material respects, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein. At the Closing, all of the Books and Records will be in the possession of the Company.

3.9 Absence of Certain Changes, Events and Conditions

Since the Balance Sheet Date, and other than in the Ordinary Course or as contemplated by the Pre-Closing Reorganization, except as disclosed herein, there have not been any Material Events with respect to the Company.

3.10 Material Contracts

(a) Section 3.10(a) of the Disclosure Schedule lists all Material Contracts of the Company.

(b) Each Material Contract is valid and binding on the applicable entity of the Company in accordance with its terms and is in full force and effect. Neither the Company nor, to the Company's Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. To the Company's Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser.

3.11 Customers, Suppliers, and Partners

(a) Section 3.11(a) of the Disclosure Schedule sets forth (i) the top 10 customers of the Company by aggregate consideration paid to the Company for goods or services rendered in the current fiscal year and each of the past three fiscal years (collectively, the "Material Customers"); and (ii) the amount of consideration paid by each Material Customer during these periods. The Company has not received any written notice and, to the Company's Knowledge, no Material Customer has any intention to cease to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company after the Closing.

(b) Section 3.11(b) of the Disclosure Schedule sets forth (i) the top 10 suppliers of the Company by aggregate spend on goods or services purchased by the Company in the current fiscal year and each of the past three fiscal years (collectively, the "Material Suppliers"); and (ii) the amount of consideration paid to each Material Supplier during these periods. The Company has not received any written notice and, to the Company's Knowledge, no Material Supplier has any intention to cease or materially reduce its relationship with the Company after the Closing.

(c) Section 3.11(c) of the Disclosure Schedule sets forth with respect to the Business (i) the top 10 other parties to whom the Company has paid consideration under any partnership agreement, integration agreement, referral or co-selling agreement, or any similar agreement, including any commission, resale or co-selling fees, and the like, measured by aggregate spend, in the current fiscal year and each of the past three fiscal years (collectively, the "Material Partners"); and (ii) the amount of consideration paid to each Material Partner during these periods. The Company has not received any written notice and, to the Company's Knowledge, no Material Partner has any intention to cease or materially reduce its relationship with the Company after the Closing.

(d) To the Company's Knowledge, the Company has not sold any products or services to, or engaged in any transaction with: (i) any Sanctions Restricted Party; or (ii) any Person located in any Sensitive Country or Region.

3.12 Real Property; Title to and Sufficiency of Assets; Condition of Assets

(a) The Company does not own any real property and has never owned real property. The Company does not lease, sublease, license, use, occupy or otherwise have any right, title or interest in or to any real property. The Company has not agreed to purchase or lease, and the Company is not obligated to purchase or lease, any real property from a third party.

(b) Except as set forth in Section 3.12(b) of the Disclosure Schedule, the assets of the Company are adequate and sufficient to operate the Business immediately following the Closing in substantially the same manner as has been conducted during the twelve (12) months prior to the date of this Agreement.

(c) All of the material tangible assets and properties of the Company used in or necessary for the conduct of the Business as presently conducted by the Company are in good condition, taken as a whole, for their current use (subject to ordinary wear and tear, routine maintenance and repair, and periodic replacement).

(d) At the Closing Time, the Purchaser will own or will have the exclusive ability to access any Virtual Currency comprising the Assets held in crypto-currency wallets or similar mediums of custody or exchange accounts, excepting Virtual Currency sold in the ordinary course of the Business.

3.13 Intellectual Property

(a) Section 3.13(a) of the Disclosure Schedule lists all Intellectual Property that is owned by, or licensed to, the Company and that is material to the Company's business or operations, other than commercially available off-the-shelf software licensed on standard terms for annual fees of less than $75,000 per vendor (the "Company IP"). The Company owns or has sufficient, valid and enforceable rights to use all Company IP, in all material respects, free and clear of all Encumbrances other than Permitted Encumbrances. The Company is not bound by any outstanding judgment, injunction, order or decree restricting the use of the Company IP or restricting the licensing thereof to any Person. With respect to the registered Company IP listed in Section 3.13(a) of the Disclosure Schedule:

(i) the Company is not aware of any facts or circumstances that would reasonably be expected to render such Company IP invalid, unenforceable, abandoned, or not in full force and effect; and

(ii) the Company has paid all maintenance fees and made all filings required to maintain the Company's ownership thereof.

For all such registered Company IP, Section 3.13(a) of the Disclosure Schedule lists (A) the jurisdiction where the application or registration is located; (B) the application or registration number; and (C) the application or registration date.

(b) The Company either owns, or has the right or license to use (and, immediately following the Closing, will continue to own or have the right or license to use), all of the Intellectual Property used in or necessary for the conduct of the Business as currently conducted. Except as disclosed on Section 3.13(b) of the Disclosure Schedule, all Company IP is free and clear of all Encumbrances other than Permitted Encumbrances. The Company is the record owner of all its respective Intellectual Property Registrations included in the Company IP. For Company IP owned by the Company, the Company is the sole and exclusive owner of all right, title and interest in and to its respective Company IP.

(c) To the Company's Knowledge, the Company's prior and current use of the Company IP has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any Person and there are no claims pending or threatened by any Person with respect to ownership, validity, enforceability, effectiveness or use of the Company IP. With respect to Company IP owned by the Company, to the Company's Knowledge, no Person is infringing, misappropriating, diluting or otherwise violating any of such Company IP, and neither the Company nor any Affiliate of the Company has made or asserted any claim, demand or notice against any Person alleging any such infringement, misappropriation, dilution or other violation.

(d) There are no pending or threatened in writing claims against the Company alleging that any of the operation of the Business or any activity by the Company infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property ("Third Party IP Assets") or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Assets or that any of the Company's ownership or rights to any of the Company IP are invalid or unenforceable.

(e) None of the Company IP owned by the Company is subject to any outstanding order, and no proceedings are pending or threatened in writing against the Company that challenge the validity, enforceability or ownership of any Company IP owned by the Company, or the Company's right to use any Licensed IP. To the Company's Knowledge, no third parties are misappropriating or infringing or have misappropriated or infringed upon any Company IP owned by the Company.

(f) All former and current employees, consultants and contractors of the Company that have contributed to the creation or development of any material Company IP owned by the Company have executed written instruments with the Company that waive their respective moral rights in and to any Company IP owned or purported to be owned by the Company in favour of the Company and its successors and assigns, and that assign to the Company all rights, title and interest in and to any and all inventions, improvements, ideas, discoveries, developments, writings, works of authorship, know-how, processes, methods, technology, data and information relating to the Business and Intellectual Property relating thereto.

(g) No Person has any royalty interest in any Company IP owned by the Company, nor does the use of such Company IP give rise to any obligation to make any contingent payment, milestone payment, or the payment of any other fee to any Person, other than fees payable in respect of Licensed IP under Company IP Agreements disclosed in Section 3.13(a) of the Disclosure Schedule. The consummation of the Transaction will not result in the loss or impairment of, or payment of any additional amounts with respect to, the Company's right to own, use, or hold for use any Intellectual Property as owned, used or held for use in all material respects in the conduct of the Business as presently conducted.

(h) The Intellectual Property Registrations are in full force and effect with all filing, issuance, granting, maintenance, annuity and other fees being due and payable in respect thereof having been paid by the Company, and the Company has properly filed with or otherwise submitted to the appropriate offices all required declarations and other documentation in respect thereof. The Intellectual Property Registrations are, to the Company's Knowledge, valid and enforceable and the Intellectual Property Registrations have not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or loss of enforcement rights of any such Intellectual Property Registrations. No application for registration of any Intellectual Property Registration made by or on behalf of the Company has been rejected. No Person has, with notice to the Company, challenged the validity, enforceability, or ownership, or has opposed the registration of, any of the Intellectual Property Registrations, or, to the Company's Knowledge, threatened to do so.

(i) With respect to Company IP owned by the Company, the Company has taken commercially reasonable steps to protect the Company's rights in the Company's material proprietary and/or confidential information and trade secrets or any trade secrets or confidential information of third parties provided to the Company and used in the Business. To the Company's Knowledge, all trade secrets and other confidential information of the Company used in the Business are not part of the public domain nor have they been misappropriated by any Person (including by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for the Company or by logical or physical intrusion of the IT Systems). The Company has undertaken reasonable measures to protect any trade secrets as such term is defined under applicable Law.

(j) To the extent the Company uses any "open source" or "copyleft" Software that is material to the operation of the Business as presently conducted, or is a party to "open" or "public source," community Source Code, or similar licenses with respect to such material Software: (i) to the Company's Knowledge, the Company is in compliance in all material respects with the terms of any such licenses; (ii) Section 3.13(j) of the Disclosure Schedule provides a non-exhaustive list of such licenses; and (iii) to the Company's Knowledge, the Company is not currently required under any such license to: (A) make or permit any public disclosure or to make available any Source Code for its (or any of its licensors') proprietary Software; or (B) distribute or make available any of the Company's proprietary Software or intellectual property (or to permit any such distribution or availability).

(k) The Company has not made available to any third party any Source Code for the Owned Software except under written confidentiality agreements. No Owned Software material to the Business is subject to any agreement obligating the Company to make Source Code available to any third party, to publish Source Code, or to place Source Code in escrow.

(l) To the Company's Knowledge, the Company has validly and effectively obtained sufficient rights and licenses to use, copy, modify, and distribute any third-party programming and materials in all material respects contained in or combined with the Owned Software and any corresponding documentation. The Company's rights to Software are adequate and sufficient in all material respects to operate the Business immediately following the Closing in substantially the same manner as is currently carried on. To the Company's knowledge, the Owned Software and the corresponding documentation contain no other programming or materials in which any third party may correctly claim superior, joint or common ownership, including any right or license. To the Company's Knowledge, the Owned Software and documentation do not contain Derivative Works or collective works derived from or containing any programming or materials that are not owned in their entirety by the Company, except for those covered by a license granting the necessary rights in the relevant Derivative Works or collective works to the Company.

(m) The Owned Software material to the Business, including all items listed in Section 3.14(a) of the Disclosure Schedule, (i) is in the possession, custody and control of the Company, along with all hardware and software tools, documentation, and other materials necessary to exploit such Owned Software in the Ordinary Course of Business, and such Owned Software and related tools and materials will remain so immediately after the Closing, and (ii) has been catalogued and documented as reasonably necessary to enable competently skilled programmers and engineers to use, update and enhance such items by readily using the existing Source Code, engineering drawings, machine settings and documentation. To the Company's Knowledge, there has been no security breach relating to, no violation of any security policy regarding, and no unauthorized access to, any of the Owned Software or any other Company IP. All Owned Software material to the Business is available in both Object Code and source code forms for use in connection with and as required by the Business of the Company; and to the Company's Knowledge all such Source Code is capable, using the tools, configurations, and environments customarily used by the Company, upon compilation, of being translated into a machine-readable and executable form of such Owned Software and is sufficient to enable a reasonably skilled software developer, familiar with similar software, to use, operate, modify, improve, support, maintain and enhance (including through the creation of Derivative Works) such Owned Software in substantially the same manner as currently used.

3.14 Personal Information; CASL; Data Security

(a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, the Company does not engage and has not engaged in and have not engaged others to engage in, and there have been no and there are no pending, threatened in writing to the Company or, to the Company's Knowledge, otherwise threatened claims against the Company alleging that the Company has engaged or does engage in or has engaged others to engage in, the collection or extraction of data or information from a third party computer system, website or service through manual or automated technical means that exceed authorized access, including those methods commonly referred to as "web scraping" or "data scraping".

(b) Except as set forth in Section 3.14(b) of the Disclosure Schedule:

(i) to the Company's Knowledge, the Company has at all times been in material compliance with CASL;

(ii) the Company has used commercially reasonable efforts to implement all necessary policies and practices to comply with Privacy Requirements, and is and has at all times been in material compliance with same; and

(iii) the Company has maintained sufficient documentation to evidence its compliance with Privacy Laws.

(c) Except as set forth in Section 3.14(c) of the Disclosure Schedule:

(i) (A) the Company has reasonable security measures in place designed to safeguard all Business Data from loss, theft or unauthorized access, use, disclosure, modification or destruction; (B) the Company has reasonable hardware, Software, systems, policies and procedures in place, designed to protect the privacy, security and confidentiality of all Business Data in accordance with the Privacy Requirements and the Company's other contractual obligations; (C) to the Company's Knowledge, the Company has not suffered any Security Incident that has required notification to a Governmental Authority or affected Person under applicable Privacy Laws; (D) to the Company's Knowledge, there is no complaint or claim currently pending against the Company by any person with respect to the Company's compliance with CASL or Privacy Requirements; and (E) there has been no smart contract exploit, flash loan attack, oracle manipulation, or other security incident at the smart contract, protocol, or application level, directly targeting the Company that has resulted in any unauthorized access to, or loss or misappropriation of, any funds, assets or data;

(d) The Company has taken commercially reasonable efforts to avoid any defect, virus or programming, design or documentation error or corrupting aspect or code from being introduced into, or otherwise compromising, the Software. To the Company's Knowledge, the Owned Software is free from any virus or corrupting aspect or code that would have a material adverse change on the operation or use of the Owned Software. To the Company's Knowledge, the Owned Software is free from any material defect, programming, design or documentation error that would have a material effect on the operation or use of the Software and that cannot be resolved by the Company in the Ordinary Course of Business. Neither the Company nor any of its members, employees, contractors, or consultant in connection with the Business is a contributor, committer or submitter with respect to any open source projects and has not licensed or made available any Software under any open source software license.

(e) To the Company's Knowledge, the Company has not experienced, in the 24 months prior to the date hereof, any material breach of security or other material unauthorized access by a third party with respect to the confidential or proprietary information, including Personal Information in the Company's possession, custody, or control that has resulted in such information being materially lost or stolen. All material IT Systems are owned by, or licensed or leased to, the Company. The Company is the legal and beneficial owner of, or has a contractual right to use, the IT Systems free from Encumbrances, except for Permitted Encumbrances and the terms of agreement granting to the Company the right to use such IT System, and has not, in the twelve (12) months prior to the date of this Agreement, received written notice from a third party alleging that the Company is in default under licenses or leases relating to the IT Systems. To the Company's Knowledge, there has not been any material malfunction or disruption with respect to any of the IT Systems that has not been remedied or replaced in all material respects. The Company has not received written notice of and is not aware of any material circumstances including, without limitation, the execution of this Agreement and consummation of the Transaction, which would enable any third party to terminate any of the Company's agreements or arrangements relating to the IT Systems (including maintenance and support). The Company has sufficient licensed capacity (whether in terms of authorized sites, units, users, seats, or otherwise) for all material Software; and all material Software used for the operation of the Business as presently conducted is either owned by the Company or licensed to the Company pursuant to valid, enforceable agreements and, to the Company's Knowledge, the Company is in material compliance with the applicable licensing terms of such Software. The Company is, and to the Company's Knowledge has been at all times, in compliance in all material respects with all applicable Privacy Laws in connection with Personal Information and Customer Data in the Company's possession and has implemented and maintained commercially reasonable measures designed to ensure the Company materially complies with applicable Privacy Laws.

(f) In the 24 months prior to the date hereof, the Company has implemented and maintained, and required all vendors, processors, or other third parties that process any material amount of Personal Information for or on behalf of the Company to implement and maintain, commercially reasonable security measures, plans, procedures, controls, and programs, including a written information security program, to (i) identify and address internal and external risks to the privacy and security of Personal Information in its possession or control; (ii) implement, monitor, and improve adequate and effective administrative, technical, and physical safeguards to protect such Personal Information and the operation, integrity, and security of its software, systems, applications, and websites involved in the processing of Personal Information; and (iii) provide notification in compliance with applicable Privacy Laws in the case of any Security Incident.

3.15 Virtual Currencies

Other than the Company Token, the Company has never sold, issued, sponsored, or created any Virtual Currencies or caused any other entity to sell, issue, sponsor, or create any Virtual Currencies, in each case including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Virtual Currencies. The Company has no Contract with any other Person (including any foundation or other decentralized entity) in respect of any of the foregoing matters. With respect to the Company Token, other than as set forth in Section 3.15 of the Disclosure Schedule, (a) there are no Contracts currently in force which purport to grant any Person any rights to obtain or with respect to any Company Tokens, and (b) the Company has no liability to any other Person with respect to any outstanding Company Tokens or any agreements to distribute Company Tokens. The Company has ceased actively distributing the Company Token and has completed or will, prior to Closing, complete the Company Token Wind Down.

3.16 Legal Proceedings; Governmental Orders

Except as set forth in Section 3.16 of the Disclosure Schedule, there is no, and there has not been any, Action pending, or, to the Company's Knowledge, threatened, against the Company or any of their respective properties or assets, or to the Company's Knowledge, pending or threatened against any of its Service Providers, including any directors, officers or employees (in each case, in their capacities as such or relating to their employment, services or relationship with the Company), nor to the Company's Knowledge is there any reasonable basis therefor. There is no, and there has not been any, order, writ, injunction, directive, restriction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is or was subject or which restricts or restricted in any respect the ability of the Company to conduct its business. To the Company's Knowledge, no Service Provider is or was subject to any order, writ, injunction, judgment or decree that prohibits or prohibited such Service Provider from engaging in or continuing any conduct, activity or practice relating to the business of the Company. There is no, and there has not been any, Action by the Company currently pending or which the Company intends to initiate. No Governmental Authority has at any time challenged or questioned the legal right of the Company to conduct its operations as presently or previously conducted or as currently contemplated to be conducted. There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its Assets, nor to the Company's Knowledge is there any reasonable basis therefor.

3.17 Compliance With Laws; Permits

(a) Except as set forth in Section 3.17 of the Disclosure Schedule, the Company, to the Company's Knowledge, has complied, and is now complying, in all material respects, with all Laws applicable to it or its Business or Assets (including all applicable Virtual Currency Laws, and any applicable anti-money laundering laws, or applicable laws relating to the custody, exchange, or transmission of Virtual Currencies). All Permits required for the Company to conduct its Business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full.

(b) The Company has not received any Governmental Order or other inquiry or notification from any Governmental Authority regarding actual or suspected non‐compliance or violation of any Privacy Laws and, to the Company's Knowledge, no fact or circumstance exists which may result in any Governmental Order or other inquiry or notification from any Governmental Authority regarding actual or suspected non‐compliance or violation of any Privacy Laws. No Person has claimed any compensation from the Company for the loss of or unauthorized disclosure or transfer of Personal Information, and, to the Company's Knowledge, no facts or circumstances exist that might give rise to such a claim insofar as the same relate to the Business.

3.18 Environmental Matters

The Company is: (i) in compliance with all applicable Environmental Laws; and (ii) possesses and is in compliance with all Environmental Permits necessary to operate the Business.

3.19 Benefit Plans

(a) Section 3.19(a) of the Disclosure Schedule contains a true and complete list of all Benefit Plans. All documents that support each Benefit Plan have been made available to the Purchaser. The Company is not a party to or bound by, nor does the Company have any liability with respect to, any Benefit Plans other than those listed in Section 3.19(a) of the Disclosure Schedule and other than any statutory plans with which the Company is required to comply.

(b) Except as set forth in Section 3.19(b) of the Disclosure Schedule, the Company does not have any obligation to pay any change‐in‐control, sale, completion, incentive, stay, retention and similar bonuses or payments to any current or former employee as a result of the Transaction.

(c) With respect to each Benefit Plan, (i) such Benefit Plan is in compliance in all material respects in form and operation with its own terms and with all applicable Laws; (ii) all notices, reports and information relating to the Benefit Plan required to be filed with any Governmental Authority or provided to participants or their beneficiaries have been timely filed and provided in all material respects; and (iii) as of the date of this Agreement, there is no litigation, arbitration or similar proceeding pending (other than routine claims for benefits being reviewed pursuant to the plan's internal claim and approval process) or, to the Company's Knowledge, threatened with respect to any Benefit Plan or against the assets of any Benefit Plan.

(d) Except as set forth in Section 3.19(d) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or in combination with any other event) will (i) entitle any current or former director, officer or employee of the Company to any severance, additional payment or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Benefit Plan; or (iii) result in any increase in benefits payable under any Benefit Plan; or (iv) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan in accordance with the terms of the Benefit Plan and all applicable Laws.

3.20 Employment Matters

(a) Section 3.20(a) of the Disclosure Schedule sets forth the list of: (i) Employees, which indicates: (A) the titles of all Employees together with the location of their employment; (B) the date each Employee was hired; (C) which Employees are subject to a written employment agreement with the Company; (D) which Employees are and which are not subject to confidentiality obligations in favour of the Company; (E) the annual, monthly or hourly wage of each Employee at the date of such list, any bonuses paid to each Employee since the end of the Company's last completed financial year to which each Employee is entitled; (F) the vacation days to which each Employee is entitled on the date of such list; and (G) the Employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition; and (ii) all Persons who are currently performing services for the Company as Independent Contractors under a Contract, which indicates; (A) the current rate of compensation; and (B) the fees paid by the Company during the prior 12‐month period to each Independent Contractor under a Contract in excess of $100,000. All compensation, including wages, commissions, bonuses and vacation pay, payable to all employees, independent contractors or consultants of the Company for services performed on or before the date hereof have been paid in full or properly accrued and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or vacation pay.

(b) Correct and complete copies of all the Contracts set out Section 3.20(a) of the Disclosure Schedule have been made available to the Purchaser and templates of the Contracts that describe all of the terms of the Contracts relating to the list of Employees set out in Section 3.20(a) of the Disclosure Schedule have been made available to the Purchaser.

(c) Except as set forth in Section 3.20(c) of the Disclosure Schedule, the Company is not bound to any employment or service contract (whether written or oral) with any Employee, consultant or other Person that is not terminable on the giving of reasonable notice in accordance with applicable Law.

(d) All Persons engaged by the Company who are not Employees have been properly classified as independent contractors in accordance with applicable Law and the Company is not subject to any Action from any Governmental Authority disputing such classification.

(e) The Company has paid all applicable Liabilities and has complied with all applicable Laws in connection with the termination of the employees in the past 12 months, as set forth in Section 3.20(e) of the Disclosure Schedule.

(f) No Employees are employed under any work permit that is dependent on employment with the Company.

(g) The Company is not currently, and has not been, a party to any Collective Agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees including by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or, to the Company's Knowledge, has applied or threatened to apply to be certified as the bargaining agent of any of the Employees.

(h) Except as disclosed in Section 3.20(h) of the Disclosure Schedule, in the three years before the date of this Agreement, no notice in writing has been received by the Company of any complaint filed by any of its Employees or former employees against the Company or any current or former manager, director or officer thereof or, to the Company's Knowledge, is threatened or pending, claiming or alleging that the Company has violated any Laws applicable to the employee or human rights or of any Actions involving the Company before any Governmental Authority, including a labour relations board, tribunal or commission related to employment standards or labour relations.

3.21 Taxes

Except as set forth in Section 3.21 of the Disclosure Schedule:

(a) The Company has duly and timely filed all of its Tax Returns with all appropriate Governmental Authorities. Each such Tax Return was true, correct and complete in all material respects. The Company has duly and timely paid all Taxes, including all instalments on account of Taxes, that are due and payable by it whether or not assessed by the appropriate Governmental Authority. No Governmental Authority of a jurisdiction in which the Company has not filed a Tax Return has made any claim that the Company is or may be subject to Tax or required to file Tax Returns by that Governmental Authority in such jurisdiction. There is no basis for a claim that the Company is subject to Tax in a jurisdiction in which the Company does not file Tax Returns. The Company has made adequate provision for Taxes that are not yet due and payable in the Financial Statements for the periods to which they relate.

(b) True copies of all Tax Returns prepared and filed by the Company during the past three years, together with any notices of assessment of the Company during the past three years, have been made available to the Purchaser on or before the date of this Agreement.

(c) The Company has collected all sales, value-added or use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority (or has timely and properly collected and maintained all resale certificates, exemption certificates and other documentation required to qualify for any exemption from the collection or payment of sales or use Taxes imposed or due in connection with the business of the Company).

(d) The Company is not required to be registered under any jurisdictions' sales, value-added or use Tax Law.

(e) The Company has not received any notice from any Governmental Authority that it is taking steps to assess any additional Taxes against the Company for any period for which Tax Returns have been filed and there are no actual or, to the Company's Knowledge, pending audit investigations or other actions of or against the Company by any Governmental Authority relating to Taxes (including no appeals relating to Taxes of the Company). No Governmental Authority has given notice of any intention to assert any deficiency or claim for additional Taxes against the Company.

(f) The Company is not a non-resident of Canada for purposes of the Tax Act. The Company is not and has not at any time been treated as a resident in any other jurisdiction for any Tax purposes. The Company does not have a permanent establishment, as defined in any applicable Tax treaty or convention, or another fixed place of business in a jurisdiction other than Canada.

(g) The Company has not requested nor entered into any agreement or other arrangement or executed any waiver providing for the extension of time (which extension has not yet expired) within which (i) to file any Tax Return covering any Taxes for which the Company is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Company is or may be liable; (iii) the Company is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authorities may assess or collect Taxes for which the Company is or may be liable.

(h) The Company has duly and timely withheld or collected the proper amount of Taxes that are required by Law to be withheld or collected (including Taxes and other amounts required to be withheld by it in respect of any Person, including any employee, officer or director and any Person not resident in Canada for purposes of the Tax Act) and have duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required to be remitted by the Company. The Company has paid all provincial pension plan contributions, Canada Pension Plan contributions, employment insurance premiums, employer health Taxes and any equivalent provision of the Tax Law of any province or territory or any other jurisdiction to the proper Governmental Authority within the time required by applicable Laws.

(i) Except for the acquisition of control that will occur by virtue of this Agreement, for purposes of the Tax Act or any other applicable Tax Law, no Person or group of Persons other than the Vendor has ever acquired control of the Company.

(j) There are no circumstances or situations existing, or that have existed, which have resulted, or which could result, in the application of any of sections 17, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax Law of any province or territory at any time up to and including the Closing Date in a manner that would give rise to material incremental Tax liabilities of the Company.

(k) The Company has not incurred any deductible outlay or expense owing to a Person not dealing at arm's length (for purposes of the Tax Act) with it, the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in the Company's income for Canadian income tax purposes for any taxation year beginning on or after the Closing Date under paragraph 78(1)(a) of the Tax Act.

(l) The Company has not acquired property or services from, or disposed of property to, a non‐arm's length Person (within the meaning of the Tax Act) for consideration, the value of which is less than the fair market value of the property or services, as the case may be. For all transactions between the Company and any Person not resident in Canada for purposes of the Tax Act with whom the Company was not dealing at arm's length, the Company has made or obtained records or documents that meet the requirements of sections 247(4)(a) to (c) of the Tax Act or other applicable transfer pricing Law relating to Taxes. The Company has complied with all applicable transfer pricing Laws with respect to Taxes. There are no transactions to which section 247(2) or (3) of the Tax Act or other similar and applicable transfer pricing Laws related to Taxes may reasonably be expected to apply.

(m) The only reserves under the Tax Act or any equivalent provincial or territorial Law anticipated by the Vendor to be claimed by the Company for the taxation year deemed under section 249(4) of the Tax Act to have ended as a result of the transactions consummated by this Agreement are set forth in Section 3.21(m) of the Disclosure Schedule.

(n) The Company is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement or arrangement, the primary purpose of which is not the allocation or payment of Tax liability). No Tax rulings have been requested or issued by any Tax authority with respect to the Company.

(o) There is no power of attorney granted by the Company with respect to any Taxes that will continue in force after the Closing Date.

(p) The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxation year or portion thereof ending after the Closing Date as a result of use of an improper method of accounting, for a taxation year ending before the Closing Date.

(q) All employees and independent contractors of the Company have been properly classified as such for Tax purposes.

(r) There are no liens for Taxes (other than Permitted Encumbrances) outstanding against any assets of the Company, or against any shares of the Company.

(s) The Company has not been required to file one or more information returns pursuant to subsections 237.3(2), 237.4(4) or 237.5(2) of the Tax Act (or the corresponding provisions of any applicable provincial or territorial Law) in respect of any transaction or series of transactions occurring prior to Closing.

(t) The Company has not made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in the Company's capital dividend account at the time of such election.

(u) The Company has not made an "excessive eligible dividend designation" as defined in subsection 89(1) of the Tax Act in respect of any dividend paid or deemed to have been paid.

(v) The Company has not made any payment, nor is it obligated to make any payment, nor is it a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 of the Tax Act.

(w) No circumstances exist and no transaction or event or series of transactions or events has occurred prior to the Closing Date which has resulted or could result in the application, either before, on or after the Closing Date, of section 17 of the Tax Act to the Company.

(x) The Company has not claimed nor received any federal, provincial, territorial, municipal, foreign or other Governmental Authority COVID-19 related subsidy, grant or benefit to which they were not entitled.

(y) Other than Sections 3.21(k), 3.21(m), 3.21(p) and 3.21(w), the representations in this Section 3.21 are not intended to serve as a representation to, a warranty of, or a guarantee of, nor can they be relied upon for, any Tax position taken on or after the Closing. For greater certainty, no representation or warranty is made in respect of the amount, availability or use of any Tax attributes (including losses, resource and other pools, capital cost and undepreciated capital cost, paid-up capital, balances and investment tax and other credits) in a Tax period that is not a Pre-Closing Tax Period.

3.22 Interested Party Transactions

(a) No officer, director, manager or, to the Company's Knowledge, shareholder, of the Company (nor, to the Company's Knowledge, any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an "Interested Party"), has or has had, directly or indirectly, (i) any interest in any entity which furnished or sold, or furnishes or sells, services, products, Software or Intellectual Property that the Company furnishes or sells, or proposes to furnish or sell, (ii) any interest in any Person that purchases from or sells or furnishes to the Company any goods or services or (iii) any interest in, or is a party to, any Contract to which the Company is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting shares in the capital of a publicly traded corporation shall not be deemed to be an "interest in any entity" for purposes of this Section 3.22.

(b) All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company that were entered into on or after the inception of the Company, as applicable, have been on an arms length basis on terms no less favorable to the Company than would be available from an unaffiliated party.

(c) The Company has not made any payment or loan to, or has borrowed any monies from or will otherwise be indebted to, any Interested Party, other than compensation paid to any such Person in accordance with the standard employee compensation practices of the Company.

(d) After Closing, no Interested Party will be a party to any Contract with the Company, no Interested Party will be indebted to the Company and the Company will not be indebted to any Interested Party.

3.23 Brokers

Except as set forth in Section 3.23 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Company.

3.24 Banking Information

A complete list of the Company's banking institutions, bank accounts, bank account numbers and signing authorities are set out in Section 3.24 of the Disclosure Schedule. A copy of the Company's bank reconciliation for the most recent period has been provided to the Purchaser and such reconciliation is true and correct in all material respects.

3.25 Anti-Corruption Compliance

Each of the Company and its controlled affiliates (including any of their officers, directors, employees, agents or other Person associated with or acting on their behalf) have at all times been, and are currently, fully in compliance with all applicable Anti-Corruption Laws. None of the Company, its controlled affiliates, or any of their respective officers, directors, employees, agents or other Person associated with or acting on their behalf has, directly or indirectly: (i) used any funds for unlawful contributions, gifts, services of value, entertainment or other unlawful expenses; made, offered, authorized, or promised to make any unlawful payment or provided, offered, authorized, or promised to provide anything of value to any Person including but not limited to any Governmental Authority, or made, or promised to make any contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment or other advantage, or taken any action which would cause it to be in violation of any Anti-Corruption Laws; (ii) requested or agreed to receive or accepted any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive which would cause it to be in violation of any Anti-Corruption Laws; (iii) offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, including any Governmental Authority, or to any Person acting in an official capacity for or on behalf of any Governmental Authority, for purposes of unlawfully (A) influencing any act or decision of any Person, or such Governmental Authority in his or her official capacity, or (B) inducing any Person or such Governmental Authority to do or omit to do any act in violation of the lawful duty of such Person or Governmental Authority, (C) inducing such Person or Governmental Authority to use his or her influence improperly including with a Governmental Authority to affect or influence any act or decision, including of such Governmental Authority; or (D) securing any improper advantage, in each of (A) - (C) in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. No employee or holder of any financial interest in the Company or any controlled affiliate thereof, is currently a Governmental Authority. There are no pending or threatened actions against, or settlements involving, the Company or any of its controlled affiliates or its or their respective officers, directors, employees, agents or other Person associated with or acting on their behalf with respect to any Anti-Corruption Laws, nor is there any basis therefor. None of the Company or any of its controlled affiliates or any of their respective officers, directors, employees, agents or other Person associated with or acting on their behalf has ever received an allegation, whistleblower complaint, or conducted any investigation regarding noncompliance with any Anti-Corruption Law. The Company and its controlled affiliates have established and maintain reasonable internal controls, policies and procedures to ensure that the Company and its controlled affiliates and its and their respective officers, directors, employees, agents or other Person associated with or acting on their behalf does not violate any Anti-Corruption Laws.

3.26 Export Control Laws

The Company has at all times conducted its export and re-export transactions in accordance with all applicable export, transfer, brokering, import control Laws, import/export controls, and trade and economic sanctions Laws of each jurisdiction in which the Company conducts business, including, without limitation, the Export and Import Permits Act (Canada), the Special Economic Measures Act (Canada), and substantially similar legislation of any other jurisdiction in which any the Company conducts business, and any regulations promulgated thereunder (collectively, "Export Control Laws"). Without limiting the foregoing, (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals (together, "Export Approvals"); (ii) the Company is in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Company's Knowledge, threatened claims against the Company with respect to such Export Approvals or export or re-export transactions; (iv) no Export Approvals for the transfer of export licenses to the Purchaser or the Company are required, or if required, such Export Approvals can be obtained expeditiously without material cost; and (v) Section 3.26 of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company's products, services, software and technologies under all applicable Export Control Laws.

3.27 Executive Officers

To the Company's Knowledge, no manager, director or executive officer of the Company (i) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding minor traffic violations) or (ii) is or has been subject to any judgment or order of, the subject of any pending civil or administrative action by the Ontario Securities Commission or any other Canadian securities regulator or self-regulatory organization.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES REGARDING THE VENDOR

Except as set forth in the Disclosure Schedule, each Vendor, severally and not jointly, represents and warrants to the Purchaser, as to itself only, that the statements contained in this Article 4 are true and correct as of the date hereof (or, in the case of any Vendor who becomes a party to this Agreement after the date hereof pursuant to Section 10.14, as of the date of such Vendor's Joinder and as of the Closing Date).

4.1 Authorization of the Vendor

This Agreement has been duly executed and delivered by each Vendor, and (assuming due authorization, execution and delivery by the Purchaser), this Agreement constitutes a legal, valid and binding obligation of each Vendor enforceable against such Vendor in accordance with its terms, subject to: (a) bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors' rights generally and (b) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

4.2 Capitalization

(a) Such Vendor is the registered and beneficial owner of its respective Membership Interests, free and clear of all Encumbrances (other than restrictions on transfer of securities under Applicable Securities Laws and in the Constating Documents of the Company), as set forth on Section 3.2(a) of the Disclosure Schedule, and upon consummation of the Transaction, the Purchaser shall own all of the Membership Interests, free and clear of all Encumbrances.

(b) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character obligating such Vendor to sell the Membership Interests or any other interests in the Company owned by it, or any other interest in the Membership Interests owned by it. There are no voting trusts or agreements, pooling agreements, unanimous shareholder agreements or other shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of such Vendor's Membership Interests.

4.3 No Conflicts; Consents

The execution, delivery and performance by each Vendor of this Agreement, and the consummation of the Transaction, do not and will not: (a) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to such Vendor; or (b) except as set forth in Section 4.3 of the Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which such Vendor is a party or by which such Vendor is bound or to which any of their Assets are subject (including any Material Contract) or any Permit affecting the Assets or Business of the Company. Except as set forth in Section 4.3 of the Disclosure Schedule, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to such Vendor in connection with the execution and delivery of this Agreement and the consummation of the Transaction.

4.4 Residence

Each Vendor is not a non‐resident of Canada within the meaning of the Tax Act.

4.5 Brokers

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of any Vendor.

4.6 Legal Proceedings; Governmental Orders

There are no Actions pending or, to the knowledge of such Vendor, threatened against or by such Vendor affecting the Membership Interests that challenges or seeks to prevent, enjoin or otherwise delay the Closing or the Transaction contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedule, the Purchaser represents and warrants to the Vendor that the statements contained in this Article 5 are true and correct as of the date hereof.

5.1 Corporate Status and Authorization of the Purchaser

The Purchaser is a corporation incorporated and existing under the Laws of the Province of Ontario and has not been discontinued or dissolved under such Laws. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution or, to the Purchaser's Knowledge, the bankruptcy, insolvency, liquidation or winding up of the Purchaser. The Purchaser has submitted all notices or returns of corporate information and other filings required by Law to be submitted by it to any Governmental Authority. The Purchaser has the corporate power and capacity to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the Transaction have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Vendor) this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

5.2 Validity of Consideration Shares

(a) Upon Closing, the Purchaser will have taken all necessary action to authorize the issuance of the Consideration Shares.

(b) Upon Closing, the Consideration Shares will be issued as fully paid non-assessable Common Shares, free from all Encumbrances (other than pursuant to the Constating Documents of the Purchaser and Applicable Securities Laws).

(c) The issuance of the Consideration Shares will not be subject to pre-emptive or other similar rights of any security holder of the Purchaser.

5.3 Issued and Outstanding Share Capital

The authorized share capital of the Purchaser consists of an unlimited number of Common Shares, of which 34,702,603 Common Shares were issued and outstanding as of April 30, 2026. There are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any Common Shares or other securities of the Purchaser, except for:

(a) 27,500 $1,000 principal amount Convertible Debentures outstanding as of the date hereof, convertible at $20.00 per Common Share, maturing January 8, 2030;

(b) 2,500 $1,000 principal amount Convertible Debentures outstanding as of the date hereof, convertible at $37.28 per Common Share, maturing January 22, 2030;

(c) 8,310 $1,000 principal amount Convertible Debentures outstanding as of the date hereof, convertible at exercise prices determined based on the trading price of the Common Shares at the time of conversion, maturing May 1, 2028;

(d) 6,194,842 Common Share purchase warrants exercisable to purchase up to 6,194,842 Common Shares outstanding as of the date hereof;

(e) 2,012,277 options exercisable to purchase up to 2,012,277 Common Shares outstanding as of the date hereof;

(f) 554,800 restricted share units convertible into 554,800 Common Shares.

As at the date hereof, the Common Shares are listed and posted for trading on the CSE and NASDAQ, no order ceasing or suspending trading in any securities of the Purchaser or prohibiting the issue, sale and delivery (as applicable) of Common Shares or trading of any of the Purchaser's securities has been issued and is in effect and no proceedings for such purpose are pending or, to the Purchaser's knowledge, threatened. The Purchaser has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the CSE or NASDAQ.

5.4 No Conflicts

Except as set forth in Section 5.4 or any other Section of the Disclosure Schedule, the execution, delivery and performance by the Purchaser of this Agreement, and the consummation of the Transaction, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Constating Documents of the Purchaser; or (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Purchaser.

5.5 Reporting Issuer and Listing Status

(a) The Purchaser is a "reporting issuer" and not on the list of reporting issuers in default under Applicable Securities Laws in each of the provinces and territories of Canada.

(b) The Common Shares are registered under section 12(b) of the U.S. Exchange Act.

(c) The Common Shares are listed and posted for trading on the CSE and NASDAQ.

5.6 Stock Exchange Compliance

(a) The Purchaser is in compliance in all material respects with the rules, policies, and continued listing standards of the CSE and NASDAQ.

(b) No Securities Authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of Applicable Securities Laws or the rules and regulations of the CSE or NASDAQ.

(c) Trading in the Common Shares on the CSE and NASDAQ is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the Purchaser's Knowledge, threatened. To the Purchaser's Knowledge, no inquiry, review or investigation (formal or informal) of the Purchaser by any Securities Authority under Applicable Securities Laws or the CSE or NASDAQ is in effect or ongoing or expected to be implemented or undertaken.

5.7 Public Disclosure

(a) The Purchaser has filed or furnished, as applicable, all documents required to be filed or furnished by it in accordance with applicable Securities Laws, the U.S. Exchange Act, the U.S. Securities Act, with the Securities Authorities, the SEC, the CSE and NASDAQ, except where the failure to do so would not have any Material Adverse Effect.

(b) All such documents and information comprising the Purchaser Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of Applicable Securities Laws and any amendments to the Purchaser Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the CSE or NASDAQ, as applicable.

(c) The Purchaser has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential.

(d) There has been no change in a material fact or a material change (as such terms are defined in the Securities Act) in any of the information contained in the Purchaser Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Purchaser Public Disclosure Record.

5.8 Financial Statements

The Purchaser's audited financial statements as at and for the fiscal years ended September 30, 2025 and 2024 (including the notes thereto) and the Purchaser's unaudited financial statements for the interim period ended December 31, 2025 (the "Purchaser Financial Statements") were prepared in accordance with IFRS consistently applied (except: (A) as otherwise indicated in such financial statements and the notes thereto or in the related report of the Purchaser's independent auditors; or (B) in the case of unaudited interim statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and, together with management's discussion and analysis related to such Purchaser Financial Statements, fairly present in all material respects the financial position, results of operations and cash flows of the Purchaser as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser. There has been no material change in the Purchaser's accounting policies, except as described in the notes to Purchaser Financial Statements, since September 30, 2025. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Purchaser with unconsolidated entities or other persons which are not reflected in the Purchaser Financial Statements.

5.9 Internal Controls over Financial Reporting

The Purchaser has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Applicable Securities Law is accumulated and communicated to the Purchaser's Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Purchaser maintains systems of "internal control over financial reporting" that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since September 30, 2025, the Purchaser's auditors and the audit committee of Purchaser board of directors have not been advised of: (A) any significant deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Purchaser's internal control over financial reporting.

5.10 Undisclosed Liabilities

The Purchaser has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise in accordance with IFRS (collectively, the "Purchaser Liabilities"), except: (a) those that are adequately reflected or reserved against in the Purchaser Financial Statements as of the date thereof; (b) those that have been incurred in the Ordinary Course since such date and that are not, individually or in the aggregate, material in amount; or (c) those that are incurred in connection with the negotiation, preparation or execution of this Agreement.

5.11 Brokers

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Purchaser.

5.12 Absence of Certain Changes

Since the date of the most recent Purchaser Financial Statements, and except as disclosed in the Purchaser Public Disclosure Record, there has not been any event, occurrence, fact, condition or change that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser.

5.13 Legal Proceedings; Governmental Orders

Except as disclosed in the Purchaser Public Disclosure Record, there are no Actions pending or, to the Purchaser's Knowledge, threatened against or by the Purchaser or any of its Affiliates that (a) challenge or seek to prevent, enjoin or otherwise delay the Closing or the Transaction, or (b) have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action described in clause (a) or (b) above.

5.14 Compliance with Laws

The Purchaser and its Affiliates are, and since September 30, 2024 have been, in compliance in all material respects with all applicable Laws, including any Laws relating to money transmission, anti-money laundering, know-your-customer requirements, virtual currencies, digital assets, and sanctions. The Purchaser has not received any written notice from any Governmental Authority alleging any material non-compliance with any applicable Law. All Permits required for the Purchaser to conduct its business as currently conducted have been obtained, are valid and in full force and effect, and the Purchaser is in compliance in all material respects with the terms of such Permits.

5.15 Sufficiency of Funds

The Purchaser has, or will have at the Closing, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the Estimated Closing Cash and all other amounts payable by the Purchaser under this Agreement when due, including pursuant to the promissory note contemplated by Section 7.3, and to consummate the Transaction. The Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, whether absolute or contingent, which would impair or adversely affect its ability to perform its obligations under this Agreement.

5.16 Solvency

Immediately after giving effect to the Closing and the Transaction, and assuming the accuracy of the representations and warranties set forth in Article 3 and Article 4 (as modified by the Disclosure Schedules), the Purchaser will be Solvent. For purposes of this Section 5.16, "Solvent" shall mean that, with respect to any Person and as of any date of determination: (a) the amount of the "present fair saleable value" of the assets of such Person, will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise," as of such date, as such quoted terms or similar or comparable terms are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors; (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured; (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business; and (d) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, "indebtedness" means a liability in connection with another Person's (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

5.17 Digital Assets Holdings

The Purchaser is the legal and beneficial owner of all Solana Tokens disclosed to the Vendor, free and clear of all Encumbrances other than Permitted Encumbrances. Such Solana Tokens are held in wallets or custody arrangements that are under the sole control of the Purchaser, including the Restricted Solana Wallet. The Purchaser has not granted, and there is no outstanding, security interest, pledge, lien, charge, hypothec or other Encumbrance over any of such Solana Tokens. As of the date hereof, the Purchaser holds 448,122.05 Solana Tokens, including the Restricted Solana Tokens, and 72,450.31 stkeSOL tokens.

5.18 Taxable Canadian Corporation

The Purchaser is a taxable Canadian corporation within the meaning of the Tax Act.

ARTICLE 6
COVENANTS

6.1 Conduct of Business Before the Closing

From the date hereof until the earlier of Closing and the termination of this Agreement in accordance with Article 9, except as otherwise provided in this Agreement (including as contemplated pursuant to the Pre-Closing Reorganization) or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld or delayed), each Vendor shall, and the Vendor Representative shall cause the Company to: (i) conduct the Business of the Company in the Ordinary Course; (ii) use commercially reasonable efforts to maintain, preserve and protect the Business and the goodwill of the Company and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company, except as otherwise contemplated in this Agreement; (iii) perform its obligations and pay its debts, Taxes and other obligations when due; (iv) not make any loans, advances or capital contributions or pay any dividends to any Person; (v) not (A) file or cause to be filed an amended Tax Return unless required by Law or (B) make, or permit the Company to make, any change in any Tax or accounting methods or policies or systems of internal accounting controls, except to comply with changes in Laws related to Taxes or accounting requirements; and (vi) not grant any severance or termination pay to any director, officer or manager or any other employee except (A) as may be required under any existing Contract or Benefit Plan or (B) as required by Law.

6.2 Access to Information

From the date hereof until the earlier of Closing and the termination of this Agreement in accordance with Article 9, each Vendor shall, and shall cause the Company to: (a) afford the Purchaser and its Representatives reasonable access to and the right to inspect all of the Assets, premises, Books and Records, Contracts and other documents and data related to the Company, during normal business hours and upon reasonable prior written notice; (b) furnish the Purchaser and its Representatives with such financial, operating and other data and information related to the Company as the Purchaser or any of its Representatives may reasonably request; and (c) instruct the Company to cooperate with the Purchaser in its investigation of the Company. The Company shall not be obligated to make available any information or materials where the disclosure of same would or could violate any Law, Contract or Permit applicable to the Company or jeopardize any solicitor-client, attorney-client or other legal privilege.

6.3 Disclosed Personal Information

The Parties confirm that any Personal Information of Canadians disclosed in connection with the Transaction, including all such Personal Information disclosed prior to the execution of this Agreement (collectively, the "Disclosed Personal Information") is necessary for the purposes of determining if the Purchaser shall proceed with the Transaction and to complete such Transaction. The Parties further confirm that, following consummation of the Transaction, the Disclosed Personal Information is necessary for carrying on the business or activity that is the object of the Transaction. At all times, the Purchaser shall use commercially reasonable efforts to protect the Disclosed Personal Information against loss or theft, as well as unauthorized access, disclosure, copying, use, or modification using security safeguards appropriate to the sensitivity of such information. Prior to Closing, the Purchaser shall not use or disclose the Disclosed Personal Information for any purposes other than those related to determining if it shall proceed with the Transaction, the performance of this Agreement, or the consummation of the Transaction. Following the consummation of the Transaction, the Purchaser (i) shall not use or disclose the Disclosed Personal Information for any purposes other than those for which the information was initially collected, unless additional consent from affected individuals is obtained by the Purchaser, or as otherwise permitted or required by applicable Law; (ii) shall give effect to any withdrawal of consent from the affected individuals with respect to the Disclosed Personal Information subject to legal or contractual restrictions and reasonable notice; and (iii) shall notify the affected individuals within a reasonable time after Closing, that the Transaction has been completed and that their Personal Information has been disclosed to the Purchaser. Upon reasonable notice, the Vendor shall promptly provide the Purchaser with such information and assistance as the Purchaser may reasonably request to prepare and deliver such notice. If the Transaction does not proceed, the Purchaser shall, as instructed by the Vendor, promptly return to the Vendor or securely destroy the Disclosed Personal Information.

6.4 Notice of Certain Events

From the date hereof until the earlier of Closing and the termination of this Agreement in accordance with Article 9, the Vendor Representative shall promptly notify the Purchaser in writing of: (i) the termination or failure to renew when due any Material Contract; and (ii) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any Vendor hereunder not being true and correct in any material respect, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.2 to be satisfied.

6.5 Financing

From the date hereof until the Closing, the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and maintain in effect committed financing sufficient to enable the Purchaser to pay the Estimated Closing Cash and all other amounts payable by the Purchaser under this Agreement at the Closing. The Purchaser shall promptly notify the Vendor of any material change in the status of such financing, including any termination, modification or breach of any commitment letter or financing agreement relating thereto. In the event that any committed financing becomes unavailable on the terms and conditions contemplated thereby, the Purchaser shall use its commercially reasonable efforts to obtain alternative financing on terms and conditions no less favourable to the Purchaser. Vendors will not, if informed by the Purchaser of material non-public information ("MNPI"), trade in securities of the Purchaser until advised by the Purchaser that the MNPI in question no longer qualifies as MNPI.

6.6 Confidentiality

From and after the Closing, each Vendor shall, and shall cause its Affiliates to, hold, and shall use commercially reasonable efforts to cause its Representatives to hold, in confidence any and all information of a confidential or secret nature, whether written or oral, concerning the Company, except to the extent that such Vendor can show that such information: (a) is generally available to and known by the public through no fault of such Vendor, any of its Affiliates or any of its Representatives; or (b) is lawfully acquired by such Vendor, any of its Affiliates or any of its Representatives from sources that, to the Company's Knowledge, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If such Vendor, any of its Affiliates or any of its Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Vendor shall promptly notify the Purchaser in writing and shall disclose only that portion of such information that such Vendor is advised by its counsel is legally required to be disclosed; provided that such Vendor shall use its commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

6.7 Non-Disparagement

From and after the Closing Date, the Parties shall not, whether directly or indirectly, disparage or make any statement or publication that is intended to or has the effect of disparaging, impugning or injuring the reputation or interests of the Vendor, the Purchaser, the Company, their respective Affiliates or their respective businesses (including, without limitation, the Business) or any of their respective products, services, partners, officers or employees. Notwithstanding the foregoing, nothing contained herein shall prevent any Party from complying with applicable Law, making any truthful statement or making any assertion or allegation in connection with any judicial proceedings or Action that such Party may at any time have with any such Persons.

6.8 Non‐Competition; Non‐Solicitation

(a) During the period commencing on the Closing Date and terminating on the third (3rd) anniversary of the Closing Date (the "Restricted Period"), each Vendor will not, and will not cause any of its Representatives to:

(i) directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or actively prepare to engage, participate, or assist in any entity, business or enterprise that is engaged in a Competing Business; or

(ii) directly or indirectly, in any manner, other than for the benefit of the Purchaser or any Affiliate of the Purchaser, in each case in connection with a Competing Business:

(A) divert business from any customers or suppliers of the Purchaser's or any of its Affiliates as of the Closing Date to such Competing Business; or

(B) call upon, solicit, accept or conduct any business from or with any of the customers or suppliers of the Purchaser or any of its Affiliates as of the Closing Date; or

(iii) directly or indirectly, in any manner, solicit, entice, attempt to persuade any other employee or consultant of the Purchaser or an Affiliate of the Purchaser to leave the Purchaser or the Affiliate of the Purchaser (as applicable) for any reason or otherwise participate in or hire or facilitate the hire, directly or through another entity, of any person who is employed or engaged by the Purchaser, or an Affiliate of the Purchaser or who was employed or engaged by the Purchaser or an Affiliate of the Purchaser; provided that nothing in this Section 6.8(a)(iii) shall prohibit each Vendor from (i) making general solicitation advertisements that are not targeted at any employee or consultant of the Purchaser or an Affiliate of the Purchaser or (ii) hiring any employee or consultant whose employment shall have been terminated by the Purchaser, or an Affiliate of the Purchaser at least six months prior to any attempt to solicit or hire such person.

(b) The restrictions in Sections 6.8(a) shall apply to conduct in the United States and the member countries of the European Union.

(c) Each Vendor acknowledges and agrees that if such Vendor violates any of the provisions of this Section 6.8, the running of the Restricted Period with respect to such Vendor will be extended by the time during which such Vendor engages in such violation(s). Each Vendor understands that the restrictions set forth in this Section 6.8 are intended to preserve the value of the Membership Interests and to protect the interest of the Purchaser and Affiliates of the Purchaser in their confidential information, goodwill and established employee, customer, supplier, consultant and vendor relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. Each Vendor also acknowledges and agrees that absent such party's agreement to and compliance with the restrictions set forth in this Section 6.8, the Purchaser would not have entered into this Agreement.

(d) In respect of any restrictive covenants granted under this Agreement and the ancillary agreements contemplated hereby, the Parties acknowledge their intent and understanding that the conditions of section 56.4(7) of the Tax Act are met, and without limiting the generality of the foregoing, they agree that no proceeds are receivable for granting such restrictions and that such restrictions are integral to this Agreement and will be so granted to maintain and preserve the value of the Membership Interests sold and transferred in accordance with this Agreement. Notwithstanding the foregoing, nothing in this provision will diminish, limit or derogate from the validity or enforceability of such restrictive covenants and each Vendor agrees that they will not assert or claim that this provision diminishes, limits or derogates from the validity or enforceability of any restrictive covenants in any manner whatsoever.

6.9 Non-Solicitation of Other Bids

(a) Until the date that is the earlier of the Closing Date or the date that this Agreement is terminated in accordance with its terms, each Vendor shall not, and shall not authorize or permit any of its Affiliates (including the Company) or any of its or their respective Representatives to, directly or indirectly: (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Each Vendor shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company) and all of its Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, "Acquisition Proposal" shall mean any inquiry, proposal or offer from any Person (other than the Purchaser or any of its Affiliates) concerning: (i) a merger, amalgamation, arrangement, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares in the capital, or other equity securities, of the Company; or (iii) the sale, lease, exchange or other disposition of substantially all or any significant portion of the Company's properties or assets.

(b) In addition to the other obligations under this Section 6.9 and unless this Agreement is terminated in accordance with its terms, each Vendor shall promptly (and in any event within three Business Days after receipt thereof by such Vendor or its Representatives) advise the Purchaser orally and in writing of any: (i) Acquisition Proposal, any request for information with respect to any Acquisition Proposal or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal: (ii) the material terms and conditions of such request, Acquisition Proposal or inquiry; and (iii) the identity of the Person making the same.

(c) Each Vendor agrees that the rights and remedies for non‐compliance with this Section shall include having such provision specifically enforced by any court of competent equitable jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Purchaser and that monetary damages would not provide an adequate remedy for the Purchaser.

6.10 Mutual Release

(a) Effective as of the Closing Date, except in respect of any Vendor Excluded Claim, each Vendor, on his, her or its own behalf and on behalf of his, her or its Representatives, agents, heirs, successors, predecessors, Affiliates, and assigns (the "Vendor Related Parties"), hereby releases, acquits and forever discharges the Company, its Affiliates and their respective employees, officers, equityholders, directors, Representatives, agents, successors, predecessors, Affiliates and assigns (collectively, the "Vendor Released Parties"), from any and all claims, rights, demands, causes of action, suits, debts, obligations, liabilities, damages, losses, costs and expenses (including legal fees and expenses), whether based on Canadian, foreign, federal, state, provincial, local, statutory or common law or any other Law of any kind, nature and/or description, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, actual or potential, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not asserted, threatened, alleged or litigated, at law, equity or otherwise, arising out of, relating to, or resulting from any circumstances, conduct, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations or omissions, errors, negligence, breach of contract, tort, violation of Law, matter or cause occurring or arising prior to or on the Closing Date and arising from or related in any way to the ownership, management or operation of the Company or employment by the Company on or prior to the Closing Date, which such Vendor or Vendor Related Parties has had, now has, or may have in the future against the Vendor Released Parties, whether known or unknown. For the avoidance of doubt and notwithstanding the foregoing, nothing contained herein will operate to release any obligations or liability of the Company (i) arising under this Agreement, (ii) with respect to claims for accrued and unpaid amounts related to the relevant Vendor Related Parties' employment by the Company, (iii) in the case of any Vendor Related Party who is a director, officer, employee, shareholder or Affiliate of a shareholder of the Company, claims for indemnification in accordance with the Company's constating documents, (iv) arising under any then-existing insurance policy of the Company or its Affiliates, or (v) constituting fraud, intentional misrepresentation, criminal activity or willful misconduct of the Purchaser (collectively, the "Vendor Excluded Claims").

(b) Effective as of the Closing Date, except in respect of any Purchaser Excluded Claim, the Purchaser, on its own behalf and on behalf of its Representatives, agents, heirs, successors, predecessors, Affiliates, and assigns (the "Purchaser Related Parties"), hereby releases, acquits and forever discharges each Vendor and his, her or its Representatives, agents, successors, predecessors, Affiliates and assigns (collectively, the "Purchaser Released Parties"), from any and all claims, rights, demands, causes of action, suits, debts, obligations, liabilities, damages, losses, costs and expenses (including legal fees and expenses), whether based on Canadian, foreign, federal, state, provincial, local, statutory or common law or any other Law of any kind, nature and/or description, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, actual or potential, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not asserted, threatened, alleged or litigated, at law, equity or otherwise, arising out of, relating to, or resulting from any circumstances, conduct, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations or omissions, errors, negligence, breach of contract, tort, violation of Law, matter or cause occurring or arising prior to or on the Closing Date and arising from or related in any way to the ownership, management or operation of the Company or employment by the Company on or prior to the Closing Date, which the Purchaser or Purchaser Related Parties has had, now has, or may have in the future against the Purchaser Released Parties, whether known or unknown. For the avoidance of doubt and notwithstanding the foregoing, nothing contained herein will operate to release any obligations or liability of any Vendor (i) arising under this Agreement, or (ii) constituting fraud, intentional misrepresentation, criminal activity or willful misconduct of the Purchaser (collectively, the "Purchaser Excluded Claims").

6.11 Tax Matters

(a) The Vendor Representative shall, on behalf of the Vendors, cause to be prepared (at its own expense) in accordance with applicable Law and past practice of the Company all Tax Returns that the Company is required to file after the Closing Date for all taxable periods ending before the Closing Date and not filed prior to the Closing Date (the "Pre-Closing Tax Returns"). The Vendor Representative shall provide a draft of each Pre-Closing Tax Return to the Purchaser for its review and comment no later than 30 days prior to the filing due date for such Pre-Closing Tax Return and shall consider in good faith any comments made by the Purchaser in writing within 15 days after delivery of such Pre-Closing Tax Return.

(b) The Purchaser shall prepare or cause to be prepared all Straddle Period Returns for each Straddle Period of the Company in a manner consistent with past practice and all applicable Laws. In the case of a Straddle Period Return that is required to be filed within 30 days of the Closing Date, the Purchaser shall provide a draft of such Straddle Period Return to the Vendor Representative for review and comment at least ten days prior to the filing due date for such Straddle Period Return, provided that, in the case of a Straddle Period Return that is required to be filed within ten days of the Closing Date, the Purchaser shall use its commercially reasonable efforts to afford the Vendor Representative a reasonable opportunity to review and comment on such Straddle Period Return (such review and comments not to be unreasonably withheld, conditioned, or delayed) prior to filing such Straddle Period Return. In any other case, the Purchaser shall provide a draft of the Straddle Period Return to the Vendor Representative for review and comment at least 30 days prior to the date on which the Straddle Period Return is required to be filed. The Purchaser shall consider in good faith any comments on any Straddle Period Return made by the Vendor Representative in writing within 15 days after delivery of any such Straddle Period Return (or such shorter period contemplated by this Section 6.11(b)).

(c) At the request of the Vendor Representative, the Purchaser shall execute one or more joint elections under the provisions of subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial or territorial Law in respect of the sale of any Membership Interests by the Vendors to the Purchaser in consideration for Consideration Shares under this Agreement. The "elected amount" for such elections shall be determined by each Vendor, in its, his or her sole and absolute discretion, within the limits prescribed by subsection 85(1) of the Tax Act or the corresponding provisions of any provincial or territorial Law, as applicable. In order to make an election, a Vendor must provide the required election form containing all necessary information of which it has knowledge to the Purchaser no later than 45 calendar days prior to the due date for such election prescribed pursuant to subsection 85(6). Thereafter, the forms will be signed by the Purchaser and returned by the Purchaser to the applicable Vendor within 30 calendar days following delivery by such Vendor of the election forms to the Purchaser for timely filing with the Canada Revenue Agency (and any applicable provincial or territorial taxing authority). With the sole exception of the execution by the Purchaser of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of the Purchaser (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Vendor making the election. Provided that the Purchaser fulfils its explicit covenants in this Section 6.11(c), the Purchaser will not be responsible for any Taxes, late filing penalties, or any other liabilities resulting from the failure by anyone to properly complete any such election forms (including any failure to select an appropriate elected amount for the prescribed form) or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial or territorial Law. If the Vendor wishes to subsequently amend any such election, the Vendor shall prepare, the Vendor and the Purchaser shall jointly execute, and the Vendor shall file, any election form required to give effect to the foregoing, with the foregoing provisions of this Section 6.11(c) applying mutatis mutandis to such amended election form.

(d) Except as required by Law or if it would not result in any additional Taxes or other amounts for which the Vendors may be liable under this Agreement, none of the Purchaser or any Affiliate of the Purchaser (including, as of the Closing Date, the Company) shall (i) amend, refile or otherwise modify any Tax Return or Tax election relating in whole or in part to the Company with respect to (or that has an effect on) any Pre-Closing Tax Period, (ii) make any Tax election with respect to the Company in respect of any Pre-Closing Tax Period, (iii) make any voluntary disclosure to, or enter into any voluntary disclosure agreement or similar program with, any Governmental Authority in respect of any Pre-Closing Tax Period of the Company, (iv) extend or waive any applicable statute of limitations or reassessment period with respect to (A) any Tax of the Company for any Pre-Closing Tax Period or (B) any Tax Return required to be filed by or with respect to the Company for any Pre-Closing Tax Period; or (v) adopt or change any accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period of the Company, in each case without the prior written consent of the Vendor. Neither the Purchaser nor any of its Affiliates (including the Company as of the Closing) shall make, permit or cause to be made or permitted any extraordinary transactions or events on the Closing Date after the Closing with respect to the Company.

(e) In the event that the Company receives, after the Closing, any refund, credit or other reduction of Taxes, including any interest thereon, in respect of any Pre-Closing Tax Period which is not accounted for in the settlement of the Closing Working Capital, the Purchaser will promptly pay the amount, net of any Taxes and any reasonable out-of-pocket costs incurred in connection with such receipt thereof, to the Vendor Representative or as he may direct in writing. In the event that the Company is subsequently required to repay any amount paid to or for the benefit of the Vendor Representative under this Section 6.11(e), the Purchaser shall notify the Vendor Representative in writing and such amount (together with any interest or penalties owing in respect of such disallowed refund or credit), shall be repaid to the Purchaser within 15 Business Days of receipt of such notice. Any payment made pursuant to this Section 6.11(e) will be treated as an adjustment to the Purchase Price for all purposes unless otherwise required by Law.

(f) Other than Taxes that have been taken into account in determining the Purchase Price as finally determined pursuant to this Agreement, the Vendors shall pay, as a reduction of Purchase Price, (A) all Taxes due with respect to all Tax Returns for the Company for any taxation period that begins before and ends before the Closing Date and (B) with respect to all Tax Returns for the Company for any Straddle Period, the amount of Taxes attributable to the Pre-Closing Tax Period (as determined under Section 6.11(h)), in each case, within 10 Business Days of filing such Tax Returns.

(g) In the case of any Straddle Period, the amount of Taxes attributable to the Pre-Closing Tax Period shall be calculated as follows: (i) in the case of any Taxes that are based upon or measured by income, receipts, profits or wages, that are imposed in connection with the sale or other transfer of property or services, or that are required to be withheld or collected, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall be determined on the basis of a closing of the books as of the end of the day prior to the Closing Date, and (ii) in the case of any other Taxes, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period from the first day of such Straddle period up to and including the day prior to the Closing Date, and the denominator of which is the total number of days in the Straddle Period.

(h) The Purchaser and the Vendor Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing and preparation of the Tax Returns described in Sections 6.11(a) and 6.11(b), the Tax elections described in Section 6.11(c) and any Action related to Taxes in respect of a Pre-Closing Tax Period. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such Tax Return, Tax election or Action and making employees available on a mutually convenient basis to provide any additional information and explanation related thereto.

(i) If, at any time after the Closing Date, any Vendor, on the one hand, or the Purchaser, on the other hand, determines, or becomes aware that an "advisor" (as defined for purposes of section 237.3 or section 237.4 of the Tax Act) has determined, that any Transaction is subject to the reporting requirements under section 237.3 of the Tax Act or the notification requirements under section 237.4 of the Tax Act (or any comparable provisions under provincial or territorial tax Law), including as a result of any future amendments or proposed amendments to such provisions (the "Disclosure Requirements"), the Vendor Representative or Purchaser, as applicable, will promptly inform the other parties to this Agreement of its intent, or its advisor's intent, to comply with the Disclosure Requirements and such parties will cooperate in good faith with respect to preparing and filing the applicable information returns or notifications in a consistent manner. Notwithstanding the foregoing, no Party is under any obligation not to report a transaction that it determines, acting reasonably, to be subject to a reporting requirement pursuant to the Disclosure Requirements.

(j) If it is determined that the Company has made an election under subsection 83(2) of the Tax Act in respect of the full amount of any dividend payable by it and the full amount of such dividend exceeded the amount of the Company's "capital dividend account" (as defined in the Tax Act) immediately before the dividend became payable, the Vendor hereby concurs with and agrees to make (and agrees to cause the recipient of such dividend to concur with and agree to make) an election under subsection 184(3) of the Tax Act in respect of such dividend.

(k) If it is determined that the Company has made an "excessive eligible dividend designation" (as defined in subsection 89(1) of the Tax Act) prior to the Closing, the Vendor hereby concurs with and agrees to make (and agrees to cause the recipient of such dividend to concur with and agree to make) an election under subsection 185.1(2) of the Tax Act in respect of the full amount of the excessive eligible dividend designation, and such election shall be made by the Company in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act.

6.12 Listing Maintenance

From the date hereof until the date that is 18 months following the Closing Date, the Purchaser shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the CSE and NASDAQ and to remain in compliance in all material respects with the listing requirements and rules and policies of each of the CSE and NASDAQ. The Purchaser shall promptly notify the Vendor Representative in writing if the Purchaser receives any written notice from the CSE or NASDAQ threatening or effecting the suspension or delisting of the Common Shares, or if any proceedings are commenced or, to the Purchaser's Knowledge, threatened that could result in any such suspension or delisting.

6.13 Closing Conditions

During the period of time from and including the date of this Agreement to the Closing Time, each Party shall, and the Vendor Representative shall cause the Company to, use its commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 7, provided that the Purchaser shall use its best efforts to ensure that the closing condition set forth in Section 7.1(b) is satisfied, including by notifying the CSE and NASDAQ and filing any required application therewith by no later than one Business Day following the date hereof, and hereby acknowledges and confirms that it has not been advised, in writing or otherwise, that any of the approvals contemplated thereby will not be forthcoming upon the satisfaction of any customary deliverables requested by the CSE or NASDAQ. The Purchaser shall keep the Vendor promptly informed of any communication between the CSE and NASDAQ, on the one hand, and the Purchaser, on the other hand, in connection with this Transaction.

6.14 Restrictions on Restricted Solana Tokens

Until the Purchaser has repaid in full the outstanding balance of all Closing Notes, the Purchaser shall observe the following covenants with respect to the Restricted Solana Tokens and the Restricted Solana Wallet:

(a) The Purchaser shall keep all Restricted Solana Tokens in the Restricted Solana Wallet, and the Purchaser shall not Transfer any Restricted Solana Tokens out of the Restricted Solana Wallet, other than by way of a Permitted Wallet Migration, without the prior written consent of the Vendor Representative.

(b) The Purchaser shall not Transfer, assign, sell, convey or otherwise dispose of the Restricted Solana Wallet, any Wallet Rights or any right or ability to access, control or direct the Restricted Solana Tokens, or enter into any agreement, arrangement or understanding, whether direct or indirect, that would result in any other Person acquiring any legal interest, beneficial interest, security interest, participation, option, control or other rights in respect of the Restricted Solana Tokens or the Restricted Solana Wallet, other than in connection with an acquisition of all of the issued and outstanding shares of the Purchaser or a sale of all or substantially all of the assets of the Purchaser.

(c) The Purchaser shall not take any action, or omit to take any action, that would reasonably be expected to result in the Restricted Solana Tokens ceasing to be held in the Restricted Solana Wallet or otherwise ceasing to be subject to the restrictions set out in this Section 6.14, other than by way of a Permitted Wallet Migration.

For greater certainty, the restrictions in this Section 6.14 are contractual covenants only and are not intended to, and shall not, create any pledge, charge, lien, security interest or other Encumbrance in favour of the Vendors over the Restricted Solana Tokens, the Restricted Solana Wallet or any Wallet Rights.

6.15 Consulting Agreement

As soon as reasonably practicable following the execution of this Agreement by the Parties, the Purchaser and its counsel shall prepare an initial draft of the Consulting Agreement, and provide such draft Consulting Agreement to the Vendor Representative. Once such draft Consulting Agreement has been delivered to the Vendor Representative, the Parties shall use their respective best efforts to finalize and execute the Consulting Agreement prior to the Closing.

6.16 Further Assurances

Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transaction.

ARTICLE 7
CONDITIONS TO CLOSING

7.1 Conditions to Obligations of All Parties

The obligations of each Party to consummate the Transaction shall be subject to the fulfillment, at or before the Closing, of each of the following conditions:

(a) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order, injunction or restraining order which is in effect and has the effect of making the Transaction illegal, otherwise restraining or prohibiting consummation of the Transaction or causing the Transaction to be rescinded following the completion thereof; and

(b) the Purchaser shall have received all approvals required under Applicable Securities Laws in order to consummate the Transactions, including the approval of the CSE and the conditional approval of NASDAQ, which in the case of NASDAQ may be in the form of the Purchaser not receiving any objection from NASDAQ to such transactions during the requisite five Business Day period after the Purchaser posts notice of such transactions for the listing and posting of the Consideration Shares, including any Consideration Shares to be issued pursuant to the Earn-Out.

7.2 Conditions to Obligations of the Purchaser

The obligation of the Purchaser to consummate the Transaction shall be subject to the fulfillment or the Purchaser's waiver, at or before the Closing, of each of the following conditions:

(a) The representations and warranties of each Vendor contained in this Agreement shall be true and correct in all respects (in the case of any Fundamental Representation or any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect and not constituting a Fundamental Representation) on and as of the date hereof (or, in the case of any Vendor who becomes a party to this Agreement after the date hereof pursuant to Section 10.14, as of the date of such Vendor's Joinder) and on and as of the date that the condition to Closing contemplated in Section 7.1(b) has been satisfied with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except to the extent necessary to reflect the completion of the Pre-Closing Reorganization.

(b) Each Vendor shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it before or on the Closing Date.

(c) The Purchaser shall have received a certificate, dated the Closing Date and signed by each Vendor, that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied (in each case, only as such conditions relate to the representations, warranties and covenants of such Vendor) as of the date that the condition to Closing contemplated by Section 7.1(b) has been satisfied.

(d) The Company shall have delivered evidence to the Purchaser of the completion of the "Company Token Wind Down", which shall consist of (i) "burning", or disposing permanently of, the Company Tokens held on the Company's balance sheet, by transferring such Company Tokens to a "burn" wallet, (ii) "burning" access to the Company's liquidity position ownership rights on Uniswap and Raydium, and (iii) "burning" access to "write" permissions on the smart contract associated with the Company Tokens.

(e) From the date of this Agreement until the date that the condition to Closing contemplated in Section 7.1(b) has been satisfied, there shall not have occurred any Material Adverse Effect in respect of the Company.

(f) The Purchaser shall have received a duly executed resignation from the manager of the Company.

(g) Joshua Rogers shall have resigned as a manager and authorized signatory of the Company prior to the Closing, and the Vendor Representative shall have delivered evidence to the Purchaser of such resignation.

(h) The Company shall have delivered to the Purchaser a certificate of good standing, or equivalent, issued by the company registry of the jurisdiction in which the Company is organized.

(i) Each Vendor shall have delivered, or caused to be delivered, to the Purchaser the certificate(s) or other evidence representing such Vendor's Membership Interests, free and clear of Encumbrances, duly endorsed in blank or accompanied by forms of transfers or other instruments of transfer duly executed in blank.

(j) Each Person who acquires Membership Interests as a result of the Pre-Closing Reorganization shall have executed and delivered to the Purchaser a Joinder in the form of Schedule E.

(k) The Purchaser shall have received the Estimated Closing Statement and the Payment Allocation Schedule.

7.3 Conditions to Obligations of the Vendors

The obligations of the Vendors to consummate the Transaction shall be subject to the fulfillment or the waiver of the Vendor at or before the Closing, of each of the following conditions:

(a) The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) The Purchaser shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it before or on the Closing Date.

(c) The Vendors shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Purchaser, that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied as of the date that the condition to Closing contemplated by Section 7.1(b) has been satisfied.

(d) From the date of this Agreement until the date that the condition to Closing contemplated by Section 7.1(b) has been satisfied, there shall not have occurred any Material Adverse Effect in respect of the Purchaser.

(e) The Purchaser shall have paid to each Vendor such Vendor's portion of the Estimated Closing Cash in accordance with the Payment Allocation Schedule.

(f) The Purchaser shall have issued to each Vendor a Closing Note in accordance with the Payment Allocation Schedule.

(g) The Vendors shall have received a copy of the Investor Rights Agreement, duly executed by the Purchaser.

(h) The Purchaser shall have delivered to each Vendor certificates or direct registration statements (or other evidence of ownership) evidencing the Closing Consideration Shares issued to each Vendor in accordance with the Payment Allocation Schedule.

(i) The Purchaser shall have delivered certificates representing the Consideration Warrants to the Vendors or as the Vendors may direct.

(j) The Purchaser shall have delivered to the Company a certificate of good standing, or equivalent, issued by the company registry of the jurisdiction in which the Purchaser is organized.

(k) The Consideration Shares shall remain listed and posted for trading on the CSE and NASDAQ as of the Closing Date, and the Purchaser shall not have received any written notice from either the CSE or NASDAQ threatening or effecting the suspension or delisting of the Common Shares, and no proceedings shall be pending or, to the Purchaser's Knowledge, threatened that would result in any such suspension or delisting.

ARTICLE 8
INDEMNIFICATION

8.1 Survival

Subject to the limitations and other provisions of this Agreement, the representations and warranties set out herein shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date; provided that the representations and warranties set out in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.23, and Article 4 (collectively, the "Fundamental Representations") shall survive for the full period of the applicable statute of limitations period following Closing, and the representations and warranties set out in Section 3.21 shall survive for the full period of the applicable limitation period (giving effect to any waiver or extension thereof) plus 60 days. All covenants and agreements of the Parties set out herein shall survive the Closing in accordance with its terms or the applicable statute of limitations period, whichever is sooner. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non‐breaching party to the breaching party before the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.2 Indemnification by the Vendor

Subject to the other terms and conditions of this Article 8, each Vendor shall, severally (and not jointly or jointly and severally), indemnify and defend each of the Purchaser and its Affiliates (including, following the Closing, the Company) and their respective Representatives (collectively, the "Purchaser Indemnitees") against, and shall hold each of them harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of such Vendor contained in this Agreement (which, in respect of the representations and warranties of the Vendors in Article 3, shall be several based on each Vendor's Pro Rata Share);

(b) any breach or non‐fulfillment of any covenant, agreement or obligation to be performed by such Vendor or the Company under this Agreement (which, in respect of covenants and obligations of the Company, shall be several based on each Vendor's Pro Rata Share);

(c) all Taxes of the Company for any Pre-Closing Tax Period;

(d) any Indebtedness of the Company that was outstanding as of the Closing Time but was not fully discharged, paid off or otherwise satisfied at or prior to Closing, including any amounts not reflected or underreported in the Estimated Closing Statement, together with any interest, penalties, breakage costs or prepayment fees associated therewith;

(e) any Transaction Expenses incurred by or on behalf of the Company prior to Closing that were not paid prior to or at Closing or taken into account in the calculation of the Estimated Purchase Price or the Final Purchase Price;

(f) any Actions or Losses arising from or related to the implementation or conduct of the Pre-Closing Reorganization, including any Tax Liabilities of the Company, transfer costs, or any failure to obtain required consents or approvals in connection therewith (which obligations shall be several based on each Vendor's Pro Rata Share); and

(g) any Actions or Losses arising from or related to the matters set forth in Schedule G.

8.3 Indemnification by the Purchaser

Subject to the other terms and conditions of this Article 8, the Purchaser shall indemnify and defend the Vendor, their Affiliates and their Representatives (collectively, the "Vendor Indemnitees") against, and shall hold each of them harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Vendor Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Purchaser under this Agreement; or

(b) any breach or non‐fulfillment of any covenant, agreement or obligation to be performed by the Purchaser under this Agreement.

8.4 Time Limitations

Following Closing, an Indemnifying Party shall have no obligation or liability for indemnification or otherwise with respect to any representation, warranty covenant or agreement in this Agreement after the expiry of the applicable time at which such representation, warranty covenant or agreement has terminated in accordance with Section 8.1, except for claims with respect to which the Indemnifying Party has been notified of pursuant to Section 8.6 prior to the end of the applicable time period (in which case, the indemnification obligations with respect to such claim shall survive until such claim has been finally resolved in accordance with this Agreement). Notwithstanding anything to the contrary contained in this Agreement (including this Article 8), in the case of fraud by a Vendor with respect to a representation, warranty, covenant or agreement, such representation, warranty, covenant or agreement shall survive the Closing and continue in full force and effect and survive indefinitely.

8.5 Limitation of Losses

The indemnification provided for in Section 8.2 and Section 8.3 shall be subject to the following limitations:

(a) The Vendors and the Purchaser shall not have any liability or obligation with respect to any single claim for indemnification or otherwise with respect to the matters described in Section 8.2 or 8.3, respectively, unless the amount of Losses with respect to any such claim is greater than $10,000.

(b) The Vendors and the Purchaser shall not have any liability or obligation to make any payment for Losses for indemnification or otherwise with respect to the matters described in Section 8.2 or 8.3, respectively, unless and until the aggregate of all Losses suffered by, imposed upon or asserted against the Purchaser Indemnitees or the Vendor Indemnitees, as applicable, with respect to such matters exceeds $140,000, in which event the Indemnifying Party shall be liable for the entire amount of such Losses.

(c) The aggregate amount of all Losses for which each Vendor shall be liable under Section 8.2(a) (i) with respect to representations and warranties that are not Fundamental Representations, shall not exceed such Vendor's Pro Rata Share of 15% of the Purchase Price; and (ii) with respect to representations and warranties that are Fundamental Representations, shall not exceed such Vendor's Pro Rata Share of the Purchase Price actually received by such Vendor, which shall, for greater certainty, include the Closing Notes.

(d) Subject to Sections 8.5(a), 8.5(b) and 8.5(c), the aggregate amount of all Losses for which each Vendor shall be liable under Section 8.2 shall not exceed such Vendor's Pro Rata Share of the portion of the Purchase Price actually received by the Vendors, which shall, for greater certainty, include the Closing Notes.

(e) The aggregate amount of all Losses for which the Purchaser shall be liable under Section 8.3 shall not exceed the portion of the Purchase Price actually received by the Vendors, which shall, for greater certainty, include the Closing Notes.

(f) In the event of an Indemnity Claim by the Purchaser pursuant to Sections 8.2(a), 8.2(b), 8.2(c), 8.2(d), 8.2(e) or 8.2(f), once the validity and amount of such Indemnity Claim has been finally determined in accordance with the requirements of this Article 8, any Losses payable to the Purchaser shall be satisfied solely in the following manner (subject to the other provisions (including limitations) of this Article 8): (i) first, by recourse to the Holdback Amount until such Holdback Amount has been exhausted; and (ii) second, by recourse to the Vendors pursuant to this Article 8 until the maximum liabilities provided for in Sections 8.5(c) or 8.5(d) have been reached, as applicable. This Section 8.5(f) does not apply to Indemnity Claims made in respect of Actions or Losses set out in Schedule G.

(g) Notwithstanding any other provision of this Section 8.5, Losses arising as a result of fraud or intentional misrepresentation of an Indemnifying Party shall not be subject to the foregoing limitations.

(h) Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnitees shall not have any right to indemnification under Article 8 with respect to Taxes to the extent such Taxes: (i) are imposed on or with respect to any Tax period that is not a Pre-Closing Tax Period (except in respect of a breach of the representations and warranties contained in Sections 3.21(k), 3.21(m), 3.21(p) and 3.21(w)); and (ii) relate to the amount, availability or use of any Tax attributes (including losses, resource and other pools, capital cost and undepreciated capital cost, paid-up capital, balances and investment tax and other credits) in a Tax period that is not a Pre-Closing Tax Period.

8.6 Indemnification Procedures

Whenever any claim shall arise for indemnification hereunder, the Party entitled to indemnification (the "Indemnified Party") shall promptly provide written notice (an "Indemnity Notice") of such claim or potential claim for indemnification (an "Indemnity Claim") to the other Party (the "Indemnifying Party"). An Indemnity Notice must specify whether the Indemnity Claim arises as the result of a Third Party Claim or whether the Indemnity Claim is a Direct Claim, and must also specify with reasonable particularity (to the extent that the information is available):

(a) the factual basis for the Indemnity Claim; and

(b) the amount of the Indemnity Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive an Indemnity Notice of an Indemnity Claim in time to effectively contest the determination of any liability capable of being contested, the Indemnifying Party will be entitled to set-off against the amount claimed by the Indemnified Party the amount of any Loss incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give an Indemnity Notice on a timely basis.

8.7 Procedure for Direct Claims

(a) Following receipt of an Indemnity Notice from the Indemnified Party of a Direct Claim, the Indemnifying Party will have 30 Business Days, or any other period of time agreed to by the Indemnifying Party and the Indemnified Party, (in either case, the "Claim Dispute Period") to make any investigations it considers necessary or desirable. For the purpose of those investigations, the Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all other information that the Indemnifying Party may reasonably request.

(b) If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party may provide written notice of the dispute to the Indemnified Party within the Claim Dispute Period. That dispute notice must describe in reasonable detail the nature of the Indemnifying Party's dispute. Upon receipt of a dispute notice, the Indemnified Party and the Indemnifying Party shall negotiate in good faith to resolve the dispute for a period of not less than 20 Business Days following receipt of the dispute notice (the "Negotiation Period"). If the dispute has not been resolved by the expiry of the Negotiation Period, the Indemnified Party may pursue all rights and remedies available to it, subject to this Agreement.

(c) If the Indemnifying Party does not provide written notice of a dispute with respect to the Direct Claim within the Claim Dispute Period, the Indemnifying Party will be deemed to have agreed to the validity and amount of the Direct Claim.

8.8 Procedure for Third Party Claims

(a) The Indemnified Party will promptly deliver to the Indemnifying Party copies of all correspondence, notices, assessments or other written communication received by the Indemnified Party in respect of any Third Party Claim that is or might become the basis of an Indemnity Claim.

(b) The Indemnified Party will not negotiate, settle, compromise or pay any Third Party Claim that is or might become the basis of an Indemnity Claim without the prior written consent of the Indemnifying Party.

(c) The Indemnified Party will not cause or permit the termination of any right to defend or right of appeal in respect of any Third Party Claim that is or might become the basis of an Indemnity Claim without giving the Indemnifying Party written notice of the contemplated or potential termination in time to grant the Indemnifying Party an opportunity to contest the Third Party Claim.

(d) The Indemnifying Party will have the right to assume carriage and control of any Third Party Claim. Each of the Indemnified Party and the Indemnifying Party will make all commercially reasonable efforts to make available to the other party who has assumed carriage and control of a Third Party Claim that is or might become the basis of an Indemnity Claim all employees and other Persons under its control whose assistance or evidence is necessary to assist that Party (or other Indemnified Party) in evaluating and defending that Third Party Claim and all documents, records and other materials in its possession or control required for use in the negotiation, defence or settlement of that Third Party Claim. Notwithstanding anything else in this Agreement, the Vendors will have the sole right to take carriage of and control any and all proceedings that relate to matters occurring prior to Closing.

(e) If the Indemnifying Party elects to assume carriage and control of a Third Party Claim, the Indemnifying Party will have the right, by written notice delivered to the Indemnified Party within 30 Business Days or receipt by the Indemnifying Party of the Indemnity Notice, to assume carriage and control (including the negotiation, defence or settlement) of the Third Party Claim and the conduct of any related legal or administrative proceedings at the expense of the Indemnifying Party and by its own counsel, without being required to acknowledge liability in respect of such Third Party Claim (provided that the assumption of such carriage and control shall not constitute an admission by the Indemnifying Party of any obligation to indemnify the Indemnified Party in respect of such Third Party Claim, and the Indemnifying Party expressly reserves all rights to dispute the validity or amount of any related Indemnity Claim). In such event:

(i) the Indemnifying Party will have the right to assume carriage and control (including the negotiation, defence or settlement) of the Third Party Claim at its expense and by its own counsel; and

(ii) the Indemnified Party will have the right to participate at its own expense (which will not be indemnified under this Article 8) in the negotiation, defence or settlement of the Third Party Claim assisted by its own counsel.

(f) The Indemnifying Party will not be required to indemnify for any Loss relating to a Third Party Claim that is settled or contested in violation of the terms of this Section 8.8. Notwithstanding anything to the contrary in this Section 8.8, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement or compromise with respect to any Third Party Claim that: (i) imposes any non-monetary obligation, restriction or liability of any kind on the Indemnified Party; (ii) does not include an unconditional release of the Indemnified Party from all liability with respect to such Third Party Claim; or (iii) includes any finding, admission or acknowledgment of fault, wrongdoing or liability on the part of the Indemnified Party.

(g) If the Indemnifying Party does not assume carriage and control of a Third Party Claim pursuant to Section 8.8(e), the Indemnified Party shall have the right to defend, contest, settle or compromise such Third Party Claim by its own counsel and at the expense of the Indemnifying Party, provided that the Indemnified Party shall (i) consult with the Indemnifying Party and keep the Indemnifying Party reasonably informed regarding the status of, and material developments in, such Third Party Claim, (ii) consider in good faith the views and comments of the Indemnifying Party with respect to the defence, contest, settlement or compromise thereof, and (iii) not settle, compromise or consent to the entry of any judgment with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(h) Each Indemnified Party shall take, and shall cause its Affiliates to take, commercially reasonable steps to mitigate any Losses upon becoming aware of any event, occurrence or fact that would reasonably be expected to give rise to an Indemnity Claim. The costs and expenses of such mitigation efforts shall be included in the Losses for which the Indemnified Party is entitled to indemnification under this Article 8.

(i) Notwithstanding Section 8.8(a), the Purchaser shall notify the Vendor in writing within 15 Business Days of receipt by the Purchaser or any Affiliate of the Purchaser (including, following the Closing, the Company) of any notice of any pending or threatened Tax audits, assessments or other Actions relating to the Company, in each case for one or more Pre-Closing Tax Periods, for which the Vendor may be liable pursuant to this Agreement (a "Tax Proceeding"), provided that failure to provide such notice shall not limit the obligations of the Vendor hereunder, except to the extent such failure actually prejudices the Vendor.

(j) If any Governmental Authority, pursuant to applicable Law, is entitled to take collection action in respect of any Tax Proceeding prior to a binding, final and non-appealable determination or settlement, notwithstanding any defense relating thereto, the Indemnifying Party providing indemnification in respect of such matter shall pay or cause to be paid such amount that is subject to such collection action (the "Prepaid Amount") of the Company within the time prescribed by applicable Law, and the Purchaser will cause the Company to promptly pay any Prepaid Amount to the applicable Governmental Authority. In the event such Tax Proceeding is subsequently settled in accordance with the terms of a binding, final and non-appealable determination or settlement, the Purchaser shall promptly reimburse the contributing Vendor the amount, if any, by which the Prepaid Amount and any interest received from the Governmental Authority thereon (net after any applicable Taxes or reasonable out-of-pocket expenses) exceeds the final amount of Tax due pursuant to such Tax Proceeding in accordance with the terms of such binding, final and non-appealable determination or settlement.

8.9 Satisfaction of Claims; Holdback Amount.

(a) Once the validity and amount of an Indemnity Claim (the "Claim Amount") has been finally determined by agreement between the Indemnifying Party and the Indemnified Party, by binding, final and non-appealable determination, or by settlement, in each case in accordance with this Article 8, then:

(i) if the Indemnifying Party is a Vendor, the Claim Amount will be satisfied through the Holdback Amount or paid (or caused to be paid) by such Vendor in cash by wire transfer of immediately available funds to an account designated by the Indemnified Party in accordance with the sequence set forth in Section 8.5(f);

(ii) if the Indemnifying Party is the Purchaser, the Purchaser will promptly pay (or cause to be paid) the Claim Amount in cash by wire transfer of immediately available funds to an account designated by the Indemnified Party.

(b) On the First Holdback Release Date, the Purchaser shall pay to the Vendor Representative (on behalf of the Vendors), in cash by wire transfer of immediately available funds to an account designated by the Vendor Representative, an aggregate amount equal to 50% of the Holdback Amount, subject to any set-off against the Holdback Amount resulting from indemnity claims or Disputed Amounts in accordance with the terms of this Agreement.

(c) On the Final Holdback Release Date, the Purchaser shall pay to the Vendor Representative (on behalf of the Vendors), in cash by wire transfer of immediately available funds to an account designated by the Vendor Representative, an aggregate amount equal to the remaining 50% of the Holdback Amount, subject to any set-off against the Holdback Amount resulting from indemnity claims or Disputed Amounts in accordance with the terms of this Agreement.

(d) If an Indemnity Notice in respect of an Indemnity Claim has been delivered to any Vendor, as Indemnifying Party, or the Vendor Representative, on behalf of one or more Vendors, as Indemnifying Parties before the applicable statute of limitations period has expired, then that Indemnity Claim will be a "Disputed Claim" and the amount of the Indemnity Claim set out in that Indemnity Notice will be a "Disputed Amount".

(e) If the validity and amount of a Disputed Claim has been finally determined prior to the Final Holdback Release Date (or once the Disputed Claim is determined to be invalid prior to such date, in which case the Claim Amount for such Disputed Claim will be deemed to be zero):

(i) if the Disputed Amount is determined to be payable to the Purchaser, such Disputed Amount shall be retained by the Purchaser from the Holdback Amount, and to the extent the Holdback Amount is not sufficient to satisfy such Disputed Amount, the Vendors shall pay such Disputed Amount to the Purchaser in cash by wire transfer of immediately available funds to an account designated by the Purchaser; and

(ii) if the Disputed Amount is determined to be payable to the Vendors, then the Purchaser shall pay such Disputed Amount to the Vendor Representative (on behalf of the Vendors) in cash by the Purchaser via a wire transfer of immediately available funds to an account designated by the Vendor Representative.

(f) If the validity and amount of a Disputed Claim has been finally determined after the Final Holdback Release Date (or once the Disputed Claim is determined to be invalid after such date, in which case the Claim Amount for such Disputed Claim will be deemed to be zero):

(i) if the Disputed Amount is determined to be payable to the Purchaser, then the Vendors shall pay such Disputed Amount to the Purchaser in cash by wire transfer of immediately available funds to an account designated by the Purchaser; and

(ii) if the Disputed Amount is determined to be payable to the Vendors, then the Purchaser shall pay such Disputed Amount to the Vendor Representative (on behalf of the Vendors) in cash by wire transfer of immediately available funds to an account designated by the Vendor Representative.

8.10 Rules Relating to Indemnification Obligations

The following will apply to the indemnification obligations under this Article 8.

(a) The amount of any Loss for which indemnification is provided under this Article 8 will be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments under this Agreement, and (ii) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of that Loss, to the extent necessary to ensure that the Indemnified Party receives a net amount that, taking into account any net Tax cost or net Tax benefit, is sufficient to fully compensate for the Loss, but results in no net gain to the Indemnified Party. In computing the amount of any net Tax cost or net Tax benefit, the Indemnified Party will be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment under this Agreement or the incurrence or payment of any indemnified Loss.

(b) No Indemnified Party is entitled to double recovery for any Indemnity Claim even though the Indemnity Claim may have resulted from the breach or inaccuracy of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party under this Agreement. No Indemnifying Party has any liability or obligation for indemnification under this Article 8 to the extent that the relevant Loss has been taken into account in calculating the Purchase Price pursuant to Article 2.

(c) In the case of an Indemnity Claim by a Purchaser Indemnified Party under this Article 8 for breach by the Vendor or any of them of a representation or warranty that is qualified by materiality or Material Adverse Effect, the Purchaser Indemnified Party will be entitled to claim the full amount of the Loss resulting from that breach without regard to the materiality or Material Adverse Effect qualifier. However, the determination under this Article 8 of whether there has been a breach of a representation or warranty that is qualified by materiality or Material Adverse Effect will be made having regard to the materiality or Material Adverse Effect qualifier.

8.11 Tax Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time before the Closing:

(a) By the mutual written consent of the Vendor Representative and the Purchaser.

(b) By the Purchaser by written notice to the Vendor Representative if any of the conditions set forth in Section 7.1 or Section 7.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it before the Closing Date.

(c) By the Vendor Representative by written notice to the Purchaser if any of the conditions set forth in Section 7.1 or Section 7.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date, unless such failure shall be due to the failure of any Vendor to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it before the Closing Date.

(d) By the Purchaser or the Vendor if:

(i) there shall be any Law that makes consummation of the Transaction illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the Transaction, and such Governmental Order shall have become final and non‐appealable.

9.2 Effect of Termination

In the event of the termination of this Agreement in accordance with this Article 9, this Agreement shall forthwith have no further force or effect and there shall be no liability on the part of any Party hereto except:

(a) as set forth in Section 6.5, Section 9.3, this Article 9 and Article 10;

(b) that nothing herein shall relieve any Party hereto from liability for any willful breach of any provision hereof and each Party may seek such remedies, including damages and fees of legal counsel, against the other with respect to any such breach as are available at Law or in equity.

9.3 Purchaser Termination Fee

If this Agreement is terminated by the Vendor Representative pursuant to Section 9.1(c) and has not been earlier terminated by the Purchaser pursuant to Section 9.1 and, at the time of such termination, the failure to satisfy the condition set forth in Section 7.1(b) or Section 7.3(e) was the cause of the failure of the Closing to occur by the Outside Date, then the Purchaser shall pay to the Vendors (in accordance with each Vendor's Pro Rata Share) the Purchaser Termination Fee by wire transfer of immediately available funds to the account(s) designated by the Vendor Representative within five Business Days following the date of such termination. The Parties acknowledge and agree that the Purchaser Termination Fee is not a penalty but is a payment in consideration for the disposition of rights by the Vendors and is a genuine pre-estimate of the Losses that the Vendors would suffer as a result of a termination of this Agreement in the circumstances described in this Section 9.3 and is in addition to, and not in lieu of, any other rights or remedies available to the Vendors at law or in equity, including the right to seek damages for any willful breach of this Agreement by the Purchaser. Payment of the Purchaser Termination Fee shall not relieve the Purchaser from liability for any willful breach of any provision of this Agreement.

ARTICLE 10
MISCELLANEOUS

10.1 Expenses

All costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such costs and expenses.

10.2 Notices

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.2):

If to the Vendors:

[Redacted - Contact Information]

Email: [Redacted - Contact Information]
Attention:

With a copy to (which shall not constitute notice):

Goodmans LLP
333 Bay St., Suite 3400

Toronto, ON M5H 2S7

Email:  [Redacted - Contact Information]

Attention:

If to the Purchaser:

SOL Strategies, Inc.
217 Queen Street West, Suite 401
Toronto, Ontario, M5V 0R2

Email: [Redacted - Contact Information]
Attention:

With a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP
333 Bay St., Suite 2400
Toronto, Ontario, M5H 2T6

Email: [Redacted - Contact Information]
Attention:

10.3 Interpretation

For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Schedules, Disclosure Schedule and Exhibits mean the Articles and Sections of, and Schedules, Disclosure Schedule and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedule and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

10.4 Public Announcements

Unless otherwise required by applicable Law, no Party shall make any public announcements in respect of this Agreement or the Transaction or any of the terms hereof without the prior written consent of each of the Purchaser and the Vendor Representative (on behalf of all Vendors) (which consent shall not be unreasonably withheld or delayed). The Purchaser and the Vendor Representative shall cooperate in good faith with respect to the timing, content and manner of any press release, securities law disclosure, stock exchange filing or public announcement relating to this Agreement or the Transaction, including to satisfy the requirements of the CSE and NASDAQ and Applicable Securities Laws. Unless otherwise required by applicable Law, each Party shall provide the other Party with a reasonable opportunity to review and comment on any such disclosure prior to issuance.

10.5 Headings

The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.6 Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

10.7 Entire Agreement

This Agreement and the ancillary agreements contemplated hereby constitute the sole and entire agreements of the Parties to this Agreement with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous understandings and agreements, both written and oral, projections, financial models or forecasts with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules and Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule) hereto, or in any ancillary agreement delivered in connection herewith, the statements in the body of this Agreement will control.

10.8 Successors and Assigns

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective legal personal representatives, heirs, successors and permitted assigns. Neither any Vendor, on the one hand, nor the Purchaser, on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder. The Purchaser may not assign any of its rights hereunder if such assignment would restrict its ability to make a valid election under subsection 85(1) of the Tax Act in respect of the issuance of the Closing Consideration Shares hereunder.

10.9 No Third‐Party Beneficiaries

Except as provided in Article 8, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10 Amendment and Modification; Waiver

This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each of the Vendor Representative and the Purchaser. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.11 Governing Law; Forum

(a) This Agreement shall be governed by and construed in accordance with the Laws of Ontario and the federal Laws of Canada applicable therein.

(b) Any Action arising out of or based upon this Agreement or the Transaction may be brought in the courts of Ontario, and each Party irrevocably submits and agrees to attorn to the exclusive jurisdiction of that court in any such Action. The Parties irrevocably and unconditionally waive any objection to the venue of any Action or proceeding in that court and irrevocably waive and agree not to plead or claim in that court that such Action has been brought in an inconvenient forum.

10.12 Specific Performance

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

10.13 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.14 Additional Vendors

Notwithstanding anything to the contrary contained herein, but subject to the last sentence of this Section 10.14, after the date of this Agreement, any holder of Membership Interests prior to the Closing (including as a result of the Pre-Closing Reorganization) not already a party to this Agreement may become a party to this Agreement by executing and delivering a joinder to this Agreement substantially in the form attached as Schedule E (each, a "Joinder"), and thereafter shall be deemed a "Vendor" for all purposes hereunder (and shall be deemed to be included in the definition of "Vendors"), with notice to the Purchaser as promptly as practicable. No action or consent by any other Vendor shall be required for such joinder to this Agreement by such additional Vendor, so long as such additional Vendor has agreed in writing to be bound by all of the terms and obligations applicable to a "Vendor" hereunder. For the avoidance of doubt, any Person who becomes a Vendor by executing a Joinder shall (a) be deemed to have made, as of the date of such Joinder and as of the Closing Date, all of the representations and warranties set forth in Article 4 as if such Person were an original signatory hereto, (b) be bound by and subject to all covenants and obligations applicable to a Vendor under this Agreement, and (c) be severally liable for indemnification obligations under Article 8 in accordance with such Vendor's Pro Rata Share, in each case as if such Person had been an original party to this Agreement. Notwithstanding anything in this Agreement, the only additional Vendors permitted under this Agreement shall be the Individual Vendors and the Vendor Holdcos, and no other Persons shall be permitted to become Vendors under this Agreement.

10.15 Appointment of Vendor Representative

(a) Louis M. Goldberg is hereby constituted and appointed as the representative of the Vendors (the "Vendor Representative"), with full power and authority on each Vendor's behalf (i) to consummate the transactions contemplated by this Agreement in accordance with the terms and conditions set forth in this Agreement, (ii) to prepare and deliver the Estimated Closing Statement and the Payment Allocation Schedule, (iii) to receive, give receipt for and disburse any funds received hereunder on behalf of or to each Vendor, (iv) to negotiate, settle, compromise and otherwise handle all disputes with the Purchaser under this Agreement, including disputes regarding any adjustment pursuant to Section 2.5 and any indemnification claim made by the Purchaser pursuant to Article 8, (v) to give and receive notices on behalf of each Vendor, including any notice of an indemnification claim for which indemnification is sought by the Vendors pursuant to Article 8, (vi) to execute and deliver on behalf of each Vendor all documents contemplated herein, and any amendment or waiver hereto, and (vii) to do each and every act and exercise any and all rights which the Vendors collectively are permitted or required to do or exercise under this Agreement. All decisions, actions, consents and instructions of the Vendor Representative shall be final and binding upon all the Vendors. Neither the Vendor Representative nor any agent employed by the Vendor Representative shall incur any liability to any Vendor relating to the performance of its duties as authorized hereunder.

(b) In the event that the Vendor Representative becomes unable to perform the Vendor Representative's responsibilities or resigns from such position, the Vendors holding a majority of the Membership Interests (determined immediately prior to the Closing) shall select another representative to fill such vacancy and such substituted representative shall, upon written notice to the Purchaser, be deemed to be the Vendor Representative for all purposes of this Agreement. The Purchaser shall not have any liability to any Vendor for any acts or omissions of the Vendor Representative, or any acts or omissions taken or not taken by the Purchaser at the direction of, or upon reliance of actions taken by, the Vendor Representative.

[Intentionally blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PURCHASER:

SOL STRATEGIES, INC.
By:	"Michael Hubbard"
Name: Michael Hubbard
Title: Chief Executive Officer

VENDOR:

"Louis Goldberg"
Louis M. Goldberg

SCHEDULE A
DEFINITIONS

The following terms have the meanings specified or set forth in this Schedule A:

"Accounts Payable" means accounts payable and any other amounts due and owing to trades, suppliers and other persons in the Ordinary Course of Business, but excluding any costs and expenses related to the Transaction, in each case as recorded as payable in the Company's Books and Records.

"Accounts Receivable" means trade receivables, bills receivable, trade accounts, book debts, employee loans and advances, supplier rebate accruals, and insurance claims, in each case as recorded as a receivable in the Company's Books and Records.

"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, judicial or quasi‐judicial inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, notice of assessment, notice of reassessment or investigation of any nature, civil, criminal, administrative, investigative, regulatory or otherwise, whether at law or in equity.

"Affiliate" when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of that Person directly or indirectly, whether through ownership of securities, by trust, by contract or otherwise; and the term "controlled" has a corresponding meaning; provided that, in any event, any Person that owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control that Person.

"Agreement" has the meaning set forth in the preamble.

"Applicable Securities Laws" means all securities and corporate laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies that are applicable to the Purchaser.

"Articles" means the original or restated articles of formation, operating agreements, articles of incorporation, articles of amendment, articles of continuance, articles of amalgamation, articles of arrangement, articles of reorganization, articles of dissolution, articles of revival, articles of constitution, certificates of restoration, letters patent, supplemental letters patent, a special act, memorandum and articles of association or any other instrument by which a corporation is incorporated.

"Assessment" means an assessment or re-assessment from any Governmental Authority in respect of any Tax Return.

"Assets" means all of the assets, real and personal, tangible and intangible, of the Company of every nature and kind and wheresoever situated (and, for the avoidance of doubt, including any Virtual Currency owned or held by it).

"Balance Sheet" has the meaning set forth in the definition of "Financial Statements" in this Schedule A.

"Balance Sheet Date" has the meaning set forth in the definition of "Financial Statements" in this Schedule A.

"Benefit Plan" means all employee benefit plans, agreements, programs, policies, practices, material undertakings and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained, administered, or contributed to relating to any employees, directors or officers or former employees, directors or officers of the Company or in respect of which the Company is a party to or bound by or is obligated to contribute or in any way liable, whether or not insured, except that the term "Benefit Plan" shall not include any statutory plans with which the Company is required to comply, including the Canada Pension Plan, Québec Pension Plan and plans administered under applicable provincial health tax, workers' compensation, workplace health and safety and employment insurance legislation.

"Books and Records" means with respect to a corporation, company, or other legal entity, in each case to the extent applicable: (a) all of such entity's books of account, accounting records and other financial data and information, including copies of filed Tax Returns and Assessments for each of the financial years of such entity commencing after the Tax year ended seven years before the date of this Agreement excluding the Assessment for the most recently completed financial period; (b) the corporate or company records of such entity; (c) all services and purchase records, lists of suppliers, patients and customers, credit and pricing information, formulae, business, engineering and consulting reports and research and development information of, or relating to, such entity or the business of such entity; and (d) all other books, documents, files, records, telephone call recordings, correspondence, data and information, financial or otherwise relating to such entity, that are in the possession or under the control of such entity, any shareholder, member, or equivalent equityholder of such entity or an Affiliate thereof, including all data and information stored electronically or on computer related media.

"Business" means the business of the Company conducted prior to the Closing Date, which includes software development and a Virtual Currency exchange aggregator.

"Business Data" means (i) all business information and data of the Company (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is collected, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company's Business Systems; and (ii) all Personal Information.

"Business Day" means any day except Saturday, Sunday or any other day on which banks located in Toronto, Ontario are authorized or required by Law to be closed for business.

"Business Systems" means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are, in each case, owned or controlled by the Company in the conduct of the Business.

"Cash" means all cash and cash equivalents of the Company, net of the amount of all outstanding cheques written against the Company's accounts (including cash book overdrafts and issued but uncashed cheques).

"CASL" means An act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio‐television and Telecommunications Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), as amended from time to time.

"Claim Amount" has the meaning set forth in Section 8.9(a).

"Claim Dispute Period" has the meaning set forth in Section 8.7(a).

"Closing" has the meaning set forth in Section 2.6.

"Closing Consideration Share Value" means the aggregate dollar value of the Closing Consideration Shares, determined as: (i) the number of Closing Consideration Shares, times (ii) the Consideration Share Reference Price determined pursuant to Section 2.4(b) and subject to the rules of the CSE and NASDAQ, as applicable.

"Closing Consideration Shares" means the number of Consideration Shares to be issued at the Closing, as determined pursuant to Section 2.4(b).

"Closing Date" has the meaning set forth in Section 2.6.

"Closing Notes" has the meaning set forth in Section 2.3(b).

"Closing Time" means 12:01 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Vendor Representative and the Purchaser may mutually agree upon in writing.

"Closing Working Capital" means the actual Working Capital of the Business as of the Closing Time, as set forth on the Final Closing Statement.

"Coinbase Claim" means [Redacted - Commercially Sensitive Confidential Information]

"Collective Agreement" means any collective agreement, letter of understanding, letter of intent or other binding Contract with any trade union, employee association, council of trade unions, employee bargaining agent or affiliated bargaining agent, which would cover the employment of any of the Employees.

"Common Shares" means the common shares in the capital of the Purchaser.

"Company" has the meaning set forth in the Recitals.

"Company IP" has the meaning set forth in Section 3.13(a).

"Company IP Agreements" means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

"Company's Knowledge" and any other similar knowledge qualification, means the actual knowledge of the Vendor, Aaron Wortsman, Marty Kullang, or Bogdan Lucian Popa, after due inquiry.

"Company Token" means the Virtual Currency distributed by the Company under the symbol $LOCK.

"Company Token Wind Down" has the meaning set forth in Section 7.2(d).

"Competing Business" means any business, product, or service that is principally engaged in any of the following: (a) a Virtual Currency "send" or "swap-and-send" product or service, the principal user-facing feature or material revenue driver of which is to sever the on-chain link between sender and recipient on a non-custodial basis (by way of example, products or services substantially similar to Railgun, Aztec, zkBob, or Trocador); (b) a Virtual Currency payment-link, invoice, or payment-request product or service that allows a recipient to be paid in a token and chain of their choice while the sender pays in any supported token or chain, where a principal marketed feature of such product or service is the obfuscation of the on-chain link between the payer's wallet and the payee's wallet; or (c) a developer API, SDK, widget, or white-label Virtual Currency product, the principal function of which is to enable third parties to embed any of the functionalities described in clauses (a) or (b) above into their own applications. For greater certainty, (i) in all cases, a Competing Business must relate, directly or indirectly, to Virtual Currency products, (ii) a product or service shall not constitute a Competing Business merely because it includes a privacy-preserving feature that is ancillary, incidental, or bundled with a product or service whose principal function is unrelated to the foregoing, and (iii) a Competing Business shall not include any investment by any Vendor, directly or indirectly, solely as an investor (x) in publicly traded stock of a company representing less than five percent (5%) of the stock of such company, or (y) in mutual funds, exchange traded funds or similar investment or alternative investment vehicles, in each case, investing in public market securities.

"Consideration Share Cap" means $4,000,000.

"Consideration Share Reference Price" means the volume-weighted average price per Common Share for the 90-calendar day period ending on the trading day immediately prior to the date of reference, as reported by the CSE for trading thereon, adjusted to reflect any trading halts and any share splits, consolidations, dividends, reclassifications or other similar corporate actions affecting the Common Shares during such period, and subject to the rules and policies of the CSE.

"Consideration Shares" means Common Shares in the capital of the Purchaser.

"Consideration Warrants" means $100,000 of warrants, each exercisable for one Common Share for a period of two years at an exercise price equal to the closing price of the Common Shares on the CSE on the day prior to this Agreement, the number of Consideration Warrants to be calculated by dividing $100,000 by the closing price of the Common Shares on the CSE on the day prior to this Agreement.

"Constating Documents" means the Articles, by-laws, any shareholder agreement and any other constating documents of a Person.

"Consulting Agreement" means a consulting agreement between the Purchaser and the Vendor Representative pursuant to which the Vendor Representative will provide transition services to the Purchaser for a period of three months, with an option, exercisable by the Purchaser, to extend the term for an additional month.

"Contracts" means all contracts, leases, deeds, mortgages, licenses, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

"Convertible Debentures" means, collectively: (i) the $20,000,000 of convertible debentures issued by the Purchaser pursuant to the securities purchase agreement between the Purchaser and ATW Solana Ventures SPV LLC dated April 23, 2025; (ii) the $2,500,000 of convertible debentures issued to an individual investor on January 24, 2025; and (iii) the $27,500,000 of convertible debentures issued to ParaFi Capital on January 16, 2025.

"CSE" means the Canadian Securities Exchange.

"Current Assets" means, without duplication, the Cash, Accounts Receivable, Inventory, Prepaid Expenses and Tax assets of the Company, calculated in accordance with IFRS and the Company's past practices (but excluding any Interested Party receivables, deferred and future Tax assets and any Canadian income Tax refunds of the Company).

"Current Liabilities" means, without duplication, the Accounts Payable, accrued liabilities and Tax liabilities of the Company calculated in accordance with IFRS and the Company's past practices, provided, however, that Current Liabilities excludes (i) any items enumerated in the definition of Indebtedness, (ii) Interested Party debt and bonuses, (iii) the Transaction Expenses, and (iv) deferred and future Tax liabilities.

"Customer Data" means any and all information collected by, or on behalf of, the Company about a customer or data sharing or teaming partner, which may include Personal Information.

"Derivative Work" means a work based on one or more pre-existing works, including a condensation, transformation, translation, modification, expansion, or adaptation, that, if prepared or performed without authorization of the owner of the copyright of such pre-existing work, would constitute a copyright infringement under applicable law, but excluding the pre-existing work.

"Direct Claim" means an Indemnity Claim that does not arise as the result of a Third Party Claim.

"Disclosed Personal Information" has the meaning set forth in Section 6.3.

"Disclosure Requirements" has the meaning set forth in Section 6.11(i).

"Disposal" means any disposal by any means, including dumping, incineration, spraying, pumping, injecting, depositing or burying.

"Disputed Amount" has the meaning set forth in Section 8.9(d).

"Disputed Claim" has the meaning set forth in Section 8.9(d).

"Disputed Invoices" means invoices delivered to the Company by external legal counsel totalling $507,382.24.

"Dollars" or "$" means the lawful currency of the United States of America.

"Earn-Out" has the meaning set forth in Schedule B.

"Earn-Out Payment" has the meaning set forth in Schedule B.

"Employees" means those individuals employed by the Company on the date of this Agreement.

"Encumbrances" means any security interest, pledge, encumbrance, lien or other similar arrangement in real or personal property.

"Environment" means the air, surface water, ground water, body of water, any land (including surface land and sub‐surface strata), soil or underground space, all living organisms and the interacting natural systems that include components of the air, land, water and inorganic matters and living organisms, and the environment or natural environment as defined in any Environmental Law, and "Environmental" shall have a corresponding meaning.

"Environmental Law" means any all Laws relating to the protection of the Environment including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance.

"Environmental Permit" means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made by any Governmental Authority under any Environmental Law.

"Estimated Closing Cash" means an amount equal to: (i) the Estimated Purchase Price, less (ii) the aggregate value of the Closing Notes, less (iii) the Closing Consideration Share Value, and less (iv) the Holdback Amount.

"Estimated Closing Statement" has the meaning set forth in Section 2.4(a).

"Estimated Indebtedness" has the meaning set forth in Section 2.4(a).

"Estimated Purchase Price" means an amount equal to: (i) $18,000,000 less (ii) the Estimated Indebtedness, if any, less (iii) the Estimated Transaction Expenses, less (iv) the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital, plus (v) the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital.

"Estimated Transaction Expenses" has the meaning set forth in Section 2.4(a).

"Estimated Working Capital" has the meaning set forth in Section 2.4(a).

"Exchange Hold" means the period during which the CSE restricts the transfer of the Consideration Shares.

"Final Closing Statement" has the meaning set forth in Section 2.5(a).

"Final Holdback Release Date" means the date that is 18 months following the Closing Date.

"Final Purchase Price" means an amount equal to: (i) $18,000,000, less (ii) the Indebtedness, if any, less (iii) the Transaction Expenses, if any, less (iv) the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital, plus (v) the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital.

"Financial Statements" means, collectively: (a) the audited annual financial statements of the Company for the financial period ended December 31, 2025, (the "Balance Sheet Date") consisting of a balance sheet (the "Balance Sheet"), statement of earnings (loss) and retained earnings, statement of cash flows and the related notes thereto (the "Annual Financial Statements"); and (b) the unaudited and management prepared consolidated interim financial statements of the Company for the one-month periods ended January 31, 2026, February 28, 2026 and March 31, 2026, consisting of a balance sheet, statement of earnings (loss) and retained earnings, statement of cash flows and the related notes thereto (the "Interim Financial Statements").

"First Holdback Release Date" means the date that is 9 months following the Closing Date.

"Fundamental Representations" has the meaning set forth in Section 8.1.

"Governmental Authority" means: (a) any court, tribunal, judicial body or arbitral body or arbitrator; (b) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency (including, for certainty, the workplace safety insurance board), governmental authority, governmental body, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever; (c) any subdivision or authority of any of the foregoing; and (d) any quasi‐ governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of the foregoing.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority.

"GST/HST" means all taxes imposed under Part IX of the Excise Tax Act (Canada).

"Guaranteed Obligations" has the meaning set forth in Section 2.7.

"Hazardous Substance" means, collectively, petroleum, any petroleum product, any radioactive material (including radon gas), explosive or flammable materials, asbestos in any form, urea‐ formaldehyde foam insulation, and polychlorinated biphenyls, any pollutant, contaminant, waste, hazardous substance, hazardous material, hazardous waste, toxic substance, dangerous substance, dangerous good, restricted hazardous waste, toxic substance or a source of contamination, as defined or identified in any Environmental Law.

"Holdback Amount" means a cash amount of $1,250,000.

"IFRS" means the International Financial Reporting Standards, as issued by the International Accounting Standards Board, as adopted and amended from time to time.

"Indebtedness" shall mean, in respect of the Company, calculated as of the Closing Time, without duplication, (a) current liabilities of the Company or indebtedness of the Company for money borrowed; (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable; (c) all obligations of the Company owing as the deferred or unpaid purchase price of assets, property or services, all conditional sale obligations of the Company, and all obligations of the Company under title retention agreements (but excluding accounts payable incurred in the Ordinary Course); (d) obligations of the Company under any derivative financial instruments, including any interest rate or currency swap transactions, hedging agreements or similar arrangements (valued at the termination value thereof); (e) commitments or obligations by the Company assuring a creditor against loss (including contingent reimbursement obligations with respect to letters of credit); (f) indebtedness secured by an Encumbrance on any asset or property of the Company; (g) obligations of the Company with respect to capitalized leases; (h) obligations of the Company to third parties under letters of credit, bonds or surety obligations; (i) guarantees of the Company with respect to any indebtedness, obligation, claim or liability of a type described in clauses (a) through (h) above; and (j) all obligations for principal, interest premiums, penalties, fees, expenses, breakage costs and bank overdrafts related to any of the items set forth in clauses (a) through (h) above. For the avoidance of doubt, "Indebtedness" of the Company excludes any Transaction Expenses or Current Liabilities and shall be calculated as of the Closing Time.

"Indemnified Party" has the meaning set forth in Section 8.5(h).

"Indemnifying Party" has the meaning set forth in Section 8.5(h).

"Independent Accountant" has the meaning set forth in Schedule C.

"Independent Contractor" means: (a) any individual who is not, or was not (with respect to former Independent Contractors), an employee, officer, director or dependent contractor of the Company, or any such individual's personal services company, and which individual or personal services company receives or received remuneration from the Company under a Contract for services.

"Individual Vendors" means (i) Louis M. Goldberg and (ii) Cole Diamond (only if he becomes a party to this Agreement as a Vendor pursuant to Section 10.14), and "Individual Vendor" means any one of them.

"Intellectual Property" means all intellectual property and proprietary rights throughout the world, including (i) all patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), and all reissues, continuations, continuations-in-part, revisions, divisional, extensions, and re-examinations in connection therewith, (ii) trademarks, service marks, domain names, trade dress, corporate names, trade names, and other indicia of source, and all registrations, applications and renewals in connection therewith (together with the goodwill associated therewith), (iii) copyrights and all works of authorship (whether or not copyrightable), and all registrations, applications and renewals in connection therewith, (iv) Software, (v) internet domain names, (vi) trade secrets, know-how, technologies, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications and confidential information and (vii) moral rights.

"Intellectual Property Registrations" means all Intellectual Property that is registered, filed, granted, or issued under the authority of any Governmental Authority that are owned by the Company, including all: (a) patents, (b) registered trademarks, service marks and applications to register trademarks and service marks, including intent-to-use applications, (c) copyright registrations and applications to register copyrights; (d) domain names, and (e) all applications for any of the foregoing.

"Inventory" means items including raw materials, work in progress and finished goods held by the Company for sale, fabrication, license, rental, lease or other distribution in the Ordinary Course of Business, including inventory in transit, direct order inventory and custom or non-stock inventory.

"Investor Rights Agreement" means the agreement, to be dated as of the Closing Date, between the Company and Louis M. Goldberg providing certain rights to Louis M. Goldberg in respect of the Consideration Shares.

"IT Systems" means the information and communications technology infrastructure and systems used by the Company (including all Software, hardware, firmware, networks and websites of the Company).

"Joinder" has the meaning set forth in Section 10.14.

"Law" means any statute, law, ordinance, regulation, rule, instrument, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority (including the Workers Safety and Insurance Act (Ontario), the Occupational Health and Safety Act (Ontario) and all other legislation of any applicable jurisdiction dealing with any of the subject matter of those statutes or with respect to any aspect of the occupational health and safety of employees).

"Licensed IP" means Intellectual Property that is licensed to the Company by a third party and that is included in Company IP, but is not owned by the Company.

"Lock-Up Date" has the meaning set forth in Section 2.9(a)(i).

"Lock-Up Restrictions" has the meaning set forth in Section 2.9(a).

"Losses" means any claim, assertion, loss, liability, administrative monetary penalties, fines, sanctions, revocations, suspensions, deficiency, damage (whether direct, indirect, incidental), Tax or expense, including reasonable out-of-pocket legal expenses and costs associated therewith (other than punitive or exemplary damages, unless, in each such case, such damages are incurred as a result of a third party claim).

"Material Adverse Effect" means any event, occurrence, fact, condition or change that is individually or in the aggregate, materially adverse to: (a) the business, operations, customer or supplier relationships, contingent liabilities, financial condition, prospects or assets of a Person; or (b) the ability of a Person to consummate the Transaction on a timely basis, provided that, in respect of the Company, no matter disclosed in the Disclosure Schedule in the condition that such matter is in at the time of this Agreement may, or may be alleged to, itself constitute a Material Adverse Effect.

"Material Contracts" means each of the following Contracts of the Company, together with all Contracts (including, brokerage contracts) listed or otherwise disclosed in any of the other Disclosure Schedule and all Company IP Agreements (other than commercial, off the shelf software products that are made available for a total cost of less than $25,000):

(a) each Contract of the Company involving aggregate consideration in excess of $25,000 per year, whether payable to the Company or payable by the Company, and that, in each case, cannot be cancelled by the Company without penalty or without more than 90 days' notice;

(b) all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, Environmental or other liability of any Person (excluding any agreement or arrangement the primary purpose of which is not the allocation or payment of Tax liability);

(c) all Contracts that relate to the acquisition or disposition of any business (whether by amalgamation, sale or issue of shares, sale of assets or otherwise);

(d) all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(e) all Contracts relating to Indebtedness (including guarantees) of the Company;

(f) all Contracts with any Governmental Authority to which the Company is a party;

(g) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(h) any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(i) all shareholder agreements, pooling agreements, voting trusts or similar agreements with respect to the ownership or voting of any of the Membership Interests or restriction of the power of the directors of the Company to manage, or supervise the management, of the business and affairs of the Company;

(j) all Contracts between or among (A) the Company and (B) the Vendor or any Affiliate of the Vendor (other than the Company);

(k) all Collective Agreements to which the Company is a party; and

(l) any other Contract that is material to the Company and not previously disclosed under Article 3.

"Material Customers" has the meaning set forth in Section 3.11(a).

"Material Events" means any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) amendment of the Constating Documents of the Company;

(c) material change in any method of accounting or accounting practice of the Company;

(d) entry into any Contract that would constitute a Material Contract (except where such Material Contract is with a customer of the Company and such Contract is otherwise disclosed in the Disclosure Schedule);

(e) incurrence, assumption or guarantee of any material indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the Ordinary Course;

(f) transfer, assignment, sale or other disposition of any of the Assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(g) material damage, destruction or loss (whether or not covered by insurance) to any of its Assets;

(h) any capital investment in, or any material loan to, any other Person;

(i) acceleration, termination, material modification to or cancellation of any Material Contract to which the Company is a party or by which it is bound;

(j) any material capital expenditures;

(k) imposition of any Encumbrance upon any of the Membership Interests or Assets, tangible or intangible;

(l) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, Independent Contractors or consultants; or (ii) action to accelerate the vesting or payment of any compensation or benefit of any kind for any current or former employee, officer, director, Independent Contractor or consultant, in each case unless (A) it has received the prior written consent of the Purchaser; (B) as required by applicable Law; (C) as required by the terms of any Benefit Plan or Contract;

(m) adoption, material modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, Independent Contractor or consultant with total compensation in excess of $200,000; (ii) Benefit Plan; or (iii) Collective Agreement, in each case, whether written or oral, unless (A) it has received the prior written consent of the Purchaser; B) as required by applicable Law; (C) as required by the terms of any Benefit Plan or Contract; or (D) in the Ordinary Course;

(n) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its Interested Parties;

(o) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(p) adoption of any amalgamation, arrangement, reorganization, liquidation or dissolution or the commencement of any proceedings by the Company or its creditors seeking to adjudicate the Company as bankrupt or insolvent, making a proposal with respect to the Company under any Law relating to bankruptcy, insolvency, reorganization, arrangement or compromise of debts or similar laws, appointment of a trustee, receiver, receiver‐manager, agent, custodian or similar official for the Company or for any substantial part of its Assets;

(q) purchase, lease or other acquisition of the right to own, use or lease any Assets for an amount in excess of $25,000, individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course;

(r) acquisition by amalgamation or arrangement with, or by purchase of a substantial portion of the assets or shares of, or by any other manner, any business or any Person or any division thereof;

(s) action by the Company to (i) amend, refile or otherwise modify any Tax Return or Tax election relating in whole or in part to the Company with respect to (or that has an effect on) any Pre-Closing Tax Period, (ii) make any Tax election with respect to the Company in respect of any Pre-Closing Tax Period, (iii) make any voluntary disclosure to, or enter into any voluntary disclosure agreement or similar program with, any Governmental Authority in respect of any Pre-Closing Tax Period of the Company, (iv) extend or waive any applicable statute of limitations or reassessment period with respect to (A) any Tax of the Company for any Pre-Closing Tax Period or (B) any Tax Return required to be filed by or with respect to the Company for any Pre-Closing Tax Period; or (v) adopt or change any accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period of the Company, in each case without the prior written consent of the Purchaser; or

(t) any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

"Material Partners" has the meaning set forth in Section 3.11(c).

"Material Suppliers" has the meaning set forth in Section 3.11(b).

"Membership Interests" has the meaning set forth in the recitals to this Agreement.

"MNPI" has the meaning set forth in Section 6.5.

"NASDAQ" means Nasdaq Global Select Market.

"Negotiation Period" has the meaning set forth in Section 8.7(b).

"Object Code" means the executable version of any Software, derived from the Source Code version of the Software following compilation and assembly.

"Ordinary Course", when used in relation to the conduct of the Business, means any transaction that constitutes an ordinary day‐to‐day business activity of the Company conducted in a manner consistent with the Company's past practice.

"Outside Date" means May 31, 2026, or such other date as the Vendor Representative and the Purchaser may mutually agree upon in writing.

"Outstanding Securities" means outstanding equity securities, or securities convertible or exchangeable into equity securities of the Company.

"Owned Software" means Software that is owned by the Company.

"Party" or "Parties" has the meaning set out in the preamble to this Agreement and includes any Person who becomes a party to this Agreement pursuant to Section 10.14.

"Payment Allocation Schedule" has the meaning set forth in Section 2.4(c).

"Permits" means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

"Permitted Encumbrances" means (i) Encumbrances for Taxes that (A) are not yet due and payable or (B) the amount or validity of which are being contested in good faith and for which adequate provision has been made in the Financial Statements, (ii) statutory landlord's, mechanic's or other similar Encumbrances arising or incurred in the ordinary course of business and for amounts which are not delinquent and which are set forth in the most recent audited Financial Statements, (iii) recorded easements, covenants and other restrictions of record, provided that no such item described in this clause (iii) impairs the current use, occupancy, value or marketability of title of the property subject thereto, and (iv) licenses, permissions, and other rights granted or obtained in the ordinary course of business, whether as licensor or licensee.

"Permitted Wallet Migration" means a transfer of all (but not less than all) of the Restricted Solana Tokens from the Restricted Solana Wallet to another digital wallet controlled by the Purchaser solely for bona fide cybersecurity, custody, wallet maintenance or technical reasons, provided that: (i) the Purchaser has given the Vendor Representative at least five Business Days' prior written notice of such migration; (ii) the digital wallet to which the Restricted Solana Tokens are transferred is controlled exclusively by the Purchaser; (iii) no Person other than the Purchaser obtains any legal or beneficial interest in, or custody or control over, the Restricted Solana Tokens as part of such migration; (iv) the Purchaser provides notice of the public wallet address of the replacement digital wallet to the Vendor Representative promptly following such migration; and (v) the Restricted Solana Tokens remain subject to the restrictions set out in this Agreement after such migration.

"Person" means an individual, corporation, company, limited liability company, body corporate, partnership, joint venture, Governmental Authority, unincorporated organization, trust, association or other entity.

"Personal Information" means any information, regardless of form, that is about an identified or reasonably identifiable individual that is or has been collected, used or disclosed by the Company, but does not include business contact information that is used for the purpose of communicating or facilitating communication with an individual in relation to their employment, business or profession.

"Pre-Closing Reorganization" means a transaction or series of transactions proposed by the Vendor, as more particularly described in Schedule D.

"Pre-Closing Tax Period" shall mean any Tax Period ending on or before the Closing and any pre‐Closing portion of a Straddle Period.

"Pre-Closing Tax Returns" has the meaning set forth in Section 6.11(a).

"Prepaid Expenses" means the unused portion of amounts prepaid by or on behalf of the Company relating to the Business including property and municipal business taxes, assessments, rates and charges, corporate insurance, utilities, rent, tenant allowances, auto leases, group plans, workers compensation insurance and deposits with any Person, including with any supplier, public utility or Governmental Authority.

"Privacy Laws" means all applicable federal, provincial, municipal or other applicable laws or regulations of any Governmental Authority governing or regulating the collection, use or disclosure of Personal Information, as the same shall be amended, modified, restated or replaced from time to time; and decisions, reports or findings issued by any court, tribunal, regulator, commissioner or authority asserting jurisdiction over the same.

"Privacy Requirements" means (i) Privacy Laws; (ii) the Company's publicly available privacy policy; and (iii) all applicable contractual obligations relating to the Company's collection, storage, safeguarding, use and onward transfer of all Personal Information.

"Pro Rata Share" means, with respect to each Vendor, the percentage equal to the number of Membership Interests held by such Vendor immediately prior to the Closing divided by the total number of Membership Interests outstanding immediately prior to the Closing.

"Purchase Price" has the meaning set forth in Section 2.2.

"Purchaser" has the meaning set forth in the preamble.

"Purchaser Excluded Claims" has the meaning set forth in Section 6.10(b).

"Purchaser Indemnitees" has the meaning set forth in Section 8.2.

"Purchaser's Knowledge" or any other similar knowledge qualification, means the actual knowledge of the Chief Executive Officer of the Purchaser, after due inquiry.

"Purchaser Liabilities" has the meaning set forth in Section 5.10.

"Purchaser Public Disclosure Record" means all documents and information filed by the Purchaser under applicable Securities Laws on SEDAR+ or pursuant to the U.S. Exchange Act, since October 1, 2025.

"Purchaser Related Parties" has the meaning set forth in Section 6.10(b).

"Purchaser Released Parties" has the meaning set forth in Section 6.10(b).

"Purchaser Termination Fee" means $1,000,000.

"Release" means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate of any Hazardous Substance into or through the Environment or as defined in any Environmental Law.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, lawyers, accountants and other agents of such Person.

"Restricted Solana Tokens" means a minimum of 81,645.99 Solana Tokens owned, beneficially or of record, by the Purchaser as of the date of this Agreement and held in the Restricted Solana Wallet.

"Restricted Solana Wallet" means the digital asset wallet identified by the following public wallet address: [Redacted - Commercially Sensitive Confidential Information]

"Review Period" has the meaning set forth in Section 2.5(b).

"Sanctions Restricted Party" means any restricted party identified on: (a) the Consolidated Screening List maintained by the United States International Trade Administration; or (b) the Consolidated Canadian Autonomous Sanctions List maintained by Global Affairs Canada.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

"Securities Authority" means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and in the United States.

"Security Incident" means any unauthorized access or use of any of the Business Systems owned or controlled by the Company or any theft, loss of, unauthorized access to, unauthorized disclosure of, unauthorized use of, unauthorized modification of or damage to Business Data including where resulting from the Company's failure to comply with the Company's security obligations under the Privacy Requirements or to establish security safeguards to protect Personal Information required by Privacy Laws, or including any breach of security or security safeguards or cybersecurity events that would require notice by the Company of the event to any person including any Governmental Authority or customer or to record any such event under any Privacy Laws.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval+.

"Sensitive Country or Region" means Belarus, Cuba, Iran, North Korea, Russia, Syria, the Crimea, the Donestk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Afghanistan, Falkland/Malvinas Islands, Iraq, Libya, Mali, Myanmar, Niger Delta, Somalia, South Sudan, Sudan, Venezuela, and Yemen.

"Service Providers" means, collectively, the Employees and Independent Contractors.

"Software" means all software computer programs used by the Company including all versions thereof and all related documentation, manuals, source code and Object Code, program files, data files, libraries, computer related data, field and data designations and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequences and organization, screen displays and report layouts.

"Solana Token" means the Virtual Currency native to the Solana blockchain commonly referred to as "SOL".

"Source Code" means, with respect to any Software, the human-readable form of such Software, including any comments, instructions, documentation, and annotations therein or thereto, that is written in a programming language and is not directly executable by a computer without compilation or interpretation.

"Straddle Period" means any Tax Period beginning before the Closing and ending after the Closing.

"Straddle Period Returns" means all Tax Returns required to be filed by or with respect to the Company for any Straddle Period.

"Subsidiary" means with respect to any entity, that such entity shall be deemed to be a "Subsidiary" of another Person if such other Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity's board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity.

"Target Working Capital" means $250,000, provided that amounts owing by the Company pursuant to the Disputed Invoices shall not be considered a Current Liability for purposes of the Target Working Capital.

"Tax" or "Taxes" means all taxes, surtaxes, duties, levies, imposts, fees, assessments, reassessments, withholdings, dues and other charges of any nature, imposed or collected by any Governmental Authority, whether disputed or not, including federal, provincial, territorial, state, municipal and local, foreign and other income, franchise, capital, real property, personal property, withholding, payroll, health, employer health, transfer, land transfer, value added, alternative, or add on minimum tax including GST/HST, sales, use, consumption, excise, customs, anti‐dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, education, business, school, local improvement, development and occupation taxes, duties, levies, imposts, fees, assessments and withholdings and Canada Pension Plan and Québec Pension plan contributions, employment insurance premiums and all other taxes and similar governmental charges, levies or assessments of any kind whatsoever imposed by any Governmental Authority including any installment payments, interest, penalties or other additions associated therewith, whether or not disputed.

"Tax Act" means the Income Tax Act (Canada).

"Tax Period" means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or Tax is required to be paid.

"Tax Return" means all reports, returns, information returns, claims for refunds, elections, designations, estimates, reports and other documents, including any schedule or attachments thereto, filed or required to be filed or supplied to any Governmental Authority in respect of Taxes and including any amendment thereof or attachment thereto.

"Third Party Claim" means an Action made against an Indemnified Party by a Person who is not a Party which results in an Indemnity Claim by such Indemnified Party.

"Transaction" means the transaction contemplated by this Agreement.

"Transaction Expenses" means all consolidated fees, costs and expenses incurred by or on behalf of the Company as of immediately prior to the Closing (which, for greater certainty, excludes any expenses of the Vendor) in anticipation of, in connection with, or otherwise related to, the Transaction.

"Transfer" has the meaning set forth in Section 2.9(a)(i).

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Vendor" has the meaning set forth in the preamble, and includes any Person who becomes a "Vendor" pursuant to Section 10.14.

"Vendor Excluded Claims" has the meaning set forth in Section 6.10(a).

"Vendor Holdco" means any Person or entity to whom an Individual Vendor transfers Membership Interests, whether or not pursuant to the Pre-Closing Reorganization, which in all cases shall be wholly-owned by such Individual Vendor.

"Vendor Indemnitees" has the meaning set forth in Section 8.3.

"Vendor Liabilities" has the meaning set forth in Section 3.6.

"Vendor Related Parties" has the meaning set forth in Section 6.10(a).

"Vendor Released Parties" has the meaning set forth in Section 6.10(a).

"Vendor Representative" has the meaning set forth in Section 10.15.

"Vendors" means, collectively, the Vendor and any other Person who becomes a "Vendor" pursuant to Section 10.14.

"Virtual Currency" means a digital unit that is used as a medium of exchange or a form of digitally stored value that generally may be recorded or transferred by means of a distributed ledger technology system, including digital units of exchange that (i) have a centralized repository or administrator, (ii) are decentralized and have no centralized repository or administrator or (iii) may be created or obtained by computing or manufacturing effort, including in each case, for the avoidance of doubt, (A) any cryptographic tokens, cryptographic coins, cryptographic currencies, or other cryptographic assets, digital assets or other, virtual or blockchain-based assets that function as a medium of exchange or a form of digitally stored value, and (B) options, or warrants to purchase any of the items described in the foregoing clause (A) or that are, or may become, convertible or exchangeable into or exercisable for (directly or indirectly) any of the items described in the foregoing clause (A).

"Virtual Currency Laws" mean all material legal or regulatory requirements in force as of the date of this Agreement that may be enforced by any Governmental Authority for activities involving Virtual Currency, including, but not limited to, (i) receiving virtual currency for transmission or transmitting Virtual Currency, (ii) storing, holding, or maintaining custody or control of Virtual Currency on behalf of others, (iii) buying and selling Virtual Currency, (iv) performing exchange services, or (v) controlling, administering or issuing a Virtual Currency.

"Wallet Rights" means any private key, seed phrase, password, access credential, signing device, multisig authority, approval right or other right, instrument or means necessary to access, control or Transfer the Restricted Solana Tokens held in the Restricted Solana Wallet.

"Working Capital" means, at any date, the Current Assets less the Current Liabilities of the Company, calculated under IFRS using the accounting principles applied on a consistent basis with prior fiscal years preceding the Closing Date.

SCHEDULE B
EARN-OUT

1. Definitions

"Adjusted EBITDA" means, with respect to any Calculation Period, the net income before interest and income taxes of the Company for such period, calculated using the same methodology, accounting policies, revenue attribution, and normalizing adjustments as set forth in the reference EBITDA bridge prepared by the Vendor and delivered to the Purchaser (a copy of which is attached hereto as Exhibit A to this Schedule B, the "Reference EBITDA Bridge"), applied consistently with the Vendor's historical practice prior to the Closing Date, unless otherwise required by IFRS, and further adjusted to: (a) exclude depreciation and amortization (including, for the avoidance of doubt, amortization of goodwill and other intangible assets arising from or recognized in connection with the Transaction); (b) exclude all realized and unrealized gains and losses on digital asset treasury holdings (including Bitcoin, Ethereum, Solana and other blue-chip digital assets) held by the Company, as non-operational items; (c) exclude stock-based compensation expense; (d) add back any costs, expenses or charges that have been drawn from or offset against the holdback portion of the Closing Notes, so as to avoid double-counting of expenses already borne by the Vendors; (e) exclude any corporate overhead, shared services costs, public-company compliance costs, or other allocations from the Purchaser or its Affiliates, except for services actually consumed by the Business at cost levels no greater than those in effect immediately prior to the Closing Date; (f) exclude any bonuses paid or payable at the Purchaser's corporate level and not historically borne by the Company prior to the Closing Date; (g) exclude any integration costs, transaction-related expenses, Purchaser-driven restructuring costs, or costs arising from changes in accounting policies imposed by the Purchaser after the Closing Date; (h) exclude any other costs, charges or expenses that are not consistent with the categories and methodology reflected in the Reference EBITDA Bridge; and (i) include bonuses or commissions payable to employees or independent contractors in respect of new clients generated after the date of this Agreement. For the avoidance of doubt, if any cost or expense is of a type that does not appear in the Reference EBITDA Bridge and was not historically incurred by the Company prior to the Closing Date, such cost or expense shall be presumptively excluded from the calculation of Adjusted EBITDA.

"Calculation Periods" means (i) the period beginning on May 31, 2026 and ending on May 31, 2027, and (ii) the period beginning on May 31, 2027 and ending on May 31, 2028.

"Earn-Out Calculation" has the meaning set forth in Section 2(b)(i) of this Schedule B.

"Earn-Out Calculation Delivery Date" has the meaning set forth in Section 2(b)(i) of this Schedule B.

"Earn-Out Calculation Objection Notice" has the meaning set forth in Section 2(b)(ii) of this Schedule B.

"Earn-Out Calculation Statement" has the meaning set forth in Section 2(b)(i) of this Schedule B.

"Earn-Out Multiple" means 0.25.

"Earn-Out Payment" has the meaning set forth in Section 2(a) of this Schedule B.

"Earn-Out Period" means the period beginning on the Closing Date and ending on the second (2nd) anniversary of the Closing Date.

"EBITDA Threshold" means, with respect to any Calculation Period, $2,500,000.

"Review Period" has the meaning set forth in Section 2(b)(ii) of this Schedule B.

2. Earn-Out

(a) Earn-Out Payments. As additional consideration for the Membership Interests, at such times as provided in Section 2(d), the Purchaser shall pay to the Vendors (in accordance with each Vendor's Pro Rata Share) with respect to each Calculation Period within the Earn-Out Period an amount, if any (each, an "Earn-Out Payment"), equal to the product of (i) an amount equal to (A) the Adjusted EBITDA for such Calculation Period, minus (B) the EBITDA Threshold for such Calculation Period; multiplied by (ii) the Earn-Out Multiple; provided that in no event shall the Purchaser be obligated to pay the Vendors more than $5,000,000 in the aggregate for any Calculation Period. If the Adjusted EBITDA for a particular Calculation Period does not exceed the applicable EBITDA Threshold, no Earn-Out Payment shall be due for such Calculation Period.

(b) Procedures Applicable to Determination of the Earn-Out Payments.

(i) On or before the date which is 30 days after the last day of each Calculation Period (each such date, an "Earn-Out Calculation Delivery Date"), the Purchaser shall prepare and deliver to the Vendor Representative a written statement (in each case, an "Earn-Out Calculation Statement") setting forth in reasonable detail the Purchaser's determination of Adjusted EBITDA for the applicable Calculation Period and calculation of the resulting Earn-Out Payment (in each case, an "Earn-Out Calculation").

(ii) The Vendor Representative shall have 30 days after receipt of the Earn-Out Calculation Statement for each Calculation Period (in each case, the "Review Period") to review the Earn-Out Calculation Statement and the Earn-Out Calculation set forth therein. During the Review Period, the Vendor Representative and the Vendor Representative's accountants and Representatives shall have the right to inspect the Company's books and records during normal business hours at the Company's offices, upon reasonable prior notice and solely for purposes reasonably related to the determinations of Adjusted EBITDA and the resulting Earn-Out Payment. Before the expiration of the Review Period, the Vendor Representative may object to the Earn-Out Calculation set forth in the Earn-Out Calculation Statement for the applicable Calculation Period by delivering a written notice of objection (an "Earn-Out Calculation Objection Notice") to the Purchaser. Any Earn-Out Calculation Objection Notice shall specify the items in the applicable Earn-Out Calculation disputed by the Vendor Representative and shall describe in reasonable detail the basis for such objection and the amount in dispute. If the Vendor Representative fails to deliver an Earn-Out Calculation Objection Notice to the Purchaser before the expiration of the Review Period, then the Earn-Out Calculation set forth in the Earn-Out Calculation Statement shall be final and binding on the parties hereto. If the Vendor Representative timely delivers an Earn-Out Calculation Objection Notice, the Purchaser and the Vendor Representative shall negotiate in good faith to resolve the disputed items and agree upon the resulting amount of the Adjusted EBITDA and the Earn-Out Payment for the applicable Calculation Period. If the Purchaser and the Vendor Representative have not reached an agreement within 30 days after such an Earn-Out Calculation Objection Notice has been given, all unresolved disputed items shall be promptly referred to the Independent Accountant. The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable Earn-Out Calculation as promptly as practicable but in no event greater than 30 days after such submission to the Independent Accountant, and to resolve only those unresolved disputed items set forth in the Earn-Out Calculation Objection Notice. If unresolved disputed items are submitted to the Independent Accountant, the Purchaser and the Vendor Representative shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items as an expert and not as an arbitrator based solely on the applicable definitions and other terms in this Agreement and the presentations by the Purchaser and the Vendor Representative, and not by independent review. The resolution of the dispute and the calculation of Adjusted EBITDA that is the subject of the applicable Earn-Out Calculation Objection Notice by the Independent Accountant shall be final and binding on the parties hereto. The fees and expenses of the Independent Accountant shall be borne by the Vendor Representative and the Purchaser in proportion to the amounts by which their respective calculations of Adjusted EBITDA differ from Adjusted EBITDA as finally determined by the Independent Accountant.

(c) Independence of Earn-Out Payments. The Purchaser's obligation to pay each of the Earn-Out Payments to the Vendors in accordance with Section 2(a) is an independent obligation of the Purchaser and is not otherwise conditional or contingent upon the satisfaction of any conditions precedent to any preceding or subsequent Earn-Out Payment and the obligation to pay an Earn-Out Payment to the Vendors shall not obligate the Purchaser to pay any preceding or subsequent Earn-Out Payment. For the avoidance of doubt and by way of example, if the conditions precedent to the payment of the Earn-Out Payment for the first Calculation Period are not satisfied but the conditions precedent to the payment of the Earn-Out Payment for the second Calculation Period are satisfied, then the Purchaser would be obligated to pay such Earn-Out Payment for the second Calculation Period for which the corresponding conditions precedent have been satisfied and not the Earn-Out Payment for the first Calculation Period.

(d) Timing and Form of Payment of Earn-Out Payments. Subject to Section 2(g), any Earn-Out Payment that the Purchaser is required to pay under Section 2(a) shall be paid solely in cash, in full, by wire transfer of immediately available funds to the bank account(s) designated by the Vendor Representative, no later than 30 Business Days following the date upon which the determination of Adjusted EBITDA for the applicable Calculation Period becomes final and binding upon the parties as provided in Section 2(b)(ii) (including any final resolution of any dispute raised by the Vendor Representative in an Earn-Out Calculation Objection Notice). For the avoidance of doubt, all Earn-Out Payments shall be paid exclusively in cash and the Purchaser shall not have the right to satisfy any portion of an Earn-Out Payment through the issuance of Consideration Shares or any other non-cash consideration.

(e) Acceleration of Earnout.

(i) If, prior to the end of the Earn-Out Period, the Purchaser effects or permits any sale, spin-off, merger, amalgamation, arrangement, recapitalization or other transaction or series of related transactions, directly or indirectly, involving all or substantially all of the assets, business or equity interests of the Company, as a result of which the standalone Adjusted EBITDA of the Company can no longer be reliably measured on a basis consistent with this Schedule B (a "Measurement Impairment Event"), then all remaining unpaid Earn-Out Payments shall immediately accelerate and become due and payable at the maximum aggregate Earn-Out Payment amount for each remaining Calculation Period (being $5,000,000 per Calculation Period). Notwithstanding the foregoing, in the event the Parties jointly determine, acting reasonably, that the Company or the Business has experienced a Material Adverse Effect that has resulted in there being no reasonable prospect of Earn-Out Payments becoming payable, provided, that the Purchaser has not breached any of its obligations under this Schedule B, the provisions of this Section 2(e)(i) shall cease to be applicable upon the Purchaser making a payment to the Vendors equal to 10% of the maximum aggregate Earn-Out Payment amount for each remaining Calculation Period (being $5,000,000 per Calculation Period).

(ii) In the event of a Change of Control of the Purchaser, the Purchaser shall require, as a condition to the closing of such Change of Control transaction, that the acquiror or successor entity expressly assumes all of the Purchaser's obligations under this Schedule B pursuant to a written assumption agreement in form and substance reasonably satisfactory to the Vendor Representative. If the acquiror or successor entity fails to provide such written assumption and the Change of Control transaction is closed, all remaining unpaid Earn-Out Payments shall immediately accelerate and become due and payable at the maximum aggregate Earn-Out Payment amount for each remaining Calculation Period (being $5,000,000 per Calculation Period). For purposes of this Section 2(e), "Change of Control" means any transaction or series of related transactions in which any Person or group of Persons, other than the current shareholders of the Purchaser as of the Closing Date, acquires beneficial ownership of more than 50% of the combined voting power of all outstanding equity interests of the Purchaser.

(f) Post-Closing Operation of the Company. During the Earn-Out Period, the Purchaser covenants and agrees as follows, unless the Vendor Representative otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed): (i) the Purchaser shall, and shall cause the Company to, operate the Business in the ordinary course consistent with past practice as conducted prior to the Closing Date; (ii) the Purchaser shall not, and shall not permit any of its Affiliates to, transfer, relocate, or divert any material assets, customers, revenue streams, or business opportunities of the Company out of the Company to the Purchaser or any of its Affiliates; (iii) the Purchaser shall not, and shall not permit any of its Affiliates to, allocate, charge, or otherwise impose upon the Company any costs, overhead, shared services charges, or other expenses that were not historically borne by the Company prior to the Closing Date (except for services actually consumed by the Company at cost levels consistent with those in effect immediately prior to the Closing Date); and (iv) the Purchaser shall not effect any material change to the Company's business, including any material change to its products, services, pricing, customer relationships, technology platforms, or business model, without the prior written consent of the Vendor Representative (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 2(f) shall require the Purchaser to operate the Company at a loss or to fund the Company's operations beyond the working capital levels existing as of the Closing Date.

(g) Separate Books and Records. During the Earn-Out Period, the Purchaser shall cause the Company to maintain separate books and records, including a standalone profit and loss statement, sufficient to permit the independent calculation of Adjusted EBITDA in accordance with this Schedule B. No corporate overhead, shared services costs, public-company compliance costs, or other allocations from the Purchaser or its Affiliates shall be charged against or reflected in the Company's standalone profit and loss statement or the calculation of Adjusted EBITDA, except for services actually consumed by the Business at cost levels no greater than those in effect immediately prior to the Closing Date. For the avoidance of doubt, any bonuses or compensation costs that are paid or incurred at the Purchaser's corporate level shall not be allocated to or reflected in the Company's standalone profit and loss statement.

(h) Financial Reporting. During the Earn-Out Period, the Purchaser shall deliver, or cause to be delivered, to the Vendor Representative: (i) within 30 days after each calendar month-end, unaudited monthly financial statements of the Company (including a profit and loss statement) for such month, prepared on a basis consistent with this Schedule B; and (ii) within 60 days after each fiscal quarter-end, unaudited quarterly financial statements of the Company (including a profit and loss statement and balance sheet) for such quarter, prepared on a basis consistent with this Schedule B. Such financial statements shall be accompanied by reasonable supporting detail and shall be prepared in a manner that permits verification of the calculation of Adjusted EBITDA.

EXHIBIT A

REFERENCE EBITDA BRIDGE

(See attached)

[Redacted - Commercially Sensitive Confidential Information]

SCHEDULE C
DISPUTE RESOLUTION PROCEDURE

1. If the Purchaser and the Vendor Representative are unable to resolve any Objection Notice within 30 days after delivery of the Objection Notice, then the Purchaser and the Vendor Representative shall engage the dispute resolution group of MNP LLP (the "Independent Accountant"), who shall, acting as experts and not as arbitrators, resolve the dispute set forth in the Objection Notice.

2. The Independent Accountant shall consider only those items and amounts which are identified in the Objection Notice as being items which the Purchaser and the Vendor Representative are unable to resolve, and in resolving any such disputed item or amount, the Independent Accountant may not assign a value to any item or amount greater than the greatest value for such item or amount claimed by either Party or less than the smallest value for such item or amount claimed by either Party. Further, the Independent Accountant's determination shall be based solely on the written information provided by the Purchaser and the Vendor Representative, which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review), and the Independent Accountant shall not conduct additional discovery in any form. The scope of the disputes to be resolved by the Independent Accountant shall be limited to whether the Purchaser's calculation of the Final Purchase Price was done in accordance with the terms of this Agreement, whether the accounting methods and procedures used to prepare the Final Purchase Price were in accordance with IFRS, and whether there were mathematical errors in the calculation of the Final Purchase Price, and the Independent Accountant shall not make any other determination.

3. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the Purchaser and the Vendor Representative shall agree in writing) after its engagement, as to (and only as to) the disputed items submitted to the Independent Accountant. All negotiations pursuant to this Schedule C shall be treated as confidential information, except that each party shall be entitled to disclose such negotiations to their Representatives. The Independent Accountant shall be bound by a mutually agreeable confidentiality agreement. The procedures of this Schedule C are exclusive and, except as set forth below, the determinations of the Independent Accountant shall be final and binding on the parties, absent manifest error. The decision of the Independent Accountant rendered pursuant to this Schedule C may be filed as a judgment in any court of competent jurisdiction. Any fees and expenses of the Independent Accountant incurred in resolving the disputed matters shall be borne by the Vendors (severally based on each Vendor's Pro Rata Share), on the one hand, and the Purchaser, on the other hand, in the same proportion that the dollar amount of disputed matters lost by the Vendors, on the one hand, or the Purchaser, on the other hand, bears to the total dollar amount in dispute resolved by the Independent Accountant. In the event of any dispute regarding such allocation, the Independent Accountant shall determine the allocation of its fees and expenses as between the Vendors and the Purchaser in accordance with such allocation methodology, such determination to be final and binding on the Vendors and the Purchaser. Each Party will bear its own fees, costs and expenses in connection with matters contemplated by this Schedule C.

SCHEDULE D
PRE-CLOSING REORGANIZATION

[Redacted - Commercially Sensitive Confidential Information]

SCHEDULE E
FORM OF JOINDER

FORM OF JOINDER TO THE MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Joinder (this "Joinder") is executed and delivered pursuant to Section 10.14 of the Membership Interest Purchase Agreement dated as of May 1, 2026 (as amended, supplemented or otherwise modified from time to time, the "Agreement"), among Louis M. Goldberg, SOL Strategies, Inc. and the other parties thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

By executing and delivering this Joinder, the undersigned hereby (a) becomes a party to the Agreement as a "Vendor" for all purposes thereunder, (b) agrees to be bound by all of the terms, conditions, covenants and obligations applicable to a "Vendor" under the Agreement as if the undersigned were an original signatory thereto, (c) makes, as of the date hereof and as of the Closing Date, all of the representations and warranties set forth in Article 4 of the Agreement as if the undersigned were an original signatory thereto (with such changes as the context may require to reflect that the undersigned acquired its Membership Interests as a result of the Pre-Closing Reorganization), (d) acknowledges that the undersigned's Pro Rata Share shall be [____]%, being the percentage of Membership Interests held by the undersigned immediately prior to the Closing, and (e) agrees that this Joinder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE F
FORM OF CLOSING NOTE

(See attached)

SCHEDULE F – FORM OF PROMISSORY NOTE

PROMISSORY NOTE

$[●][1]	[●], 2026

1. Promise to Pay. FOR VALUE RECEIVED, SOL Strategies Inc., a corporation formed under the laws of the Province of Ontario (the "Borrower"), hereby promises to pay [●] (together with its successors and permitted assigns, the "Lender"), in immediately available funds, at such location in Canada as the Lender shall designate, the principal sum of [●] DOLLARS ($[●]) and all interest on the unpaid principal amount hereof at the rates specified below.

2. Payments and Repayment. The aggregate unpaid principal amount of this Promissory Note (this "Note"), together with all accrued and unpaid interest thereon, shall be due and payable on [●]2 (the "Maturity Date"). The principal amount of this Note shall be repaid by the Borrower in cash; provided that, to the extent the Borrower does not have sufficient cash on the Maturity Date to repay the outstanding principal amount after selling any Locked Solana (as defined herein) then held by the Borrower, the Borrower may satisfy the difference by issuing freely tradable common shares in the capital of the Borrower (the "Common Shares"), with the number of Common Shares to be issued determined by dividing the amount of such difference by the closing price of the Common Shares on the Canadian Securities Exchange (the "CSE"), or if the Common Shares are not then listed on the CSE, on the principal stock exchange on which the Common Shares are then listed on the trading day immediately prior to the date of issuance, less the maximum discount allowable pursuant to the rules and policies of such stock exchange, and in all cases in accordance with the rules and policies of such stock exchange.

3. Interest. The Borrower agrees to pay interest to the Lender on the unpaid principal amount of this Note from the date hereof at a rate per annum equal to 3.00% until the full and final repayment of the principal amount of this Note. Interest shall be calculated monthly and payable on the earlier of (i) the Maturity Date and (ii) a default under this Note. Interest may be paid, at the Borrower's election, in Solana (SOL) tokens, cash or Common Shares. If the Borrower elects to satisfy any interest payment in Common Shares, the number of Common Shares to be issued shall be determined by dividing the amount of such interest payment by the closing price of the Common Shares on the CSE, or if the Common Shares are not then listed on the CSE, on the principal stock exchange on which the Common Shares are then listed on the trading day immediately prior to the date of issuance, in accordance with the rules and policies of such stock exchange. If the Borrower elects to satisfy any interest payment in Solana (SOL) tokens, the number of tokens to be delivered shall be determined by dividing the amount of such interest payment by the closing price of Solana (SOL) on the day immediately prior to the date of issuance (as reported on CoinMarketCap or such other reputable pricing source as the parties may agree). Interest shall be calculated based on the actual number of days elapsed over a 365/366 day year. For the purposes of the Interest Act (Canada) and disclosure under such Act, wherever interest to be paid under this Note is to be calculated on the basis of any period of time that is less than a calendar year (a "deemed year"), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year.

_______________________________________

1 To be a pro rated amount of $5,750,000.

2 To be 6 months from the date of Closing.

4. Voluntary Prepayment. The Borrower may prepay the principal amount of this Note in cash in whole or in part at any time or from time to time without premium or penalty, make-whole amount, or other additional compensation payable by the Borrower to the Lender in connection with such voluntary prepayment, and all such prepayments shall be made at par without deduction or set-off (other than as required by applicable law).

5. Mandatory Prepayment. If, at any time while any amount remains outstanding under this Note, the Borrower or any of its subsidiaries consummates any transaction or series of related transactions pursuant to which the Borrower or any of its subsidiaries raises capital, whether through the issuance of debt (including bonds, debentures, credit facilities, term loans, or other evidences of indebtedness), equity (including common shares, preferred shares, or other equity securities), subscription receipts, convertible instruments (including convertible notes, convertible debentures, or other securities convertible into or exchangeable for equity securities of the Borrower), or any other capital markets transaction, private placement, or other financing arrangement of any kind (each, a "Financing Transaction"), other than any intercompany advances or loans among the Borrower and its wholly-owned subsidiaries, and the aggregate gross cash proceeds actually received by the Borrower or any of its subsidiaries in connection with such Financing Transaction, less the aggregate amount of all underwriting discounts, selling commissions, placement agent fees, and all other reasonable and documented fees, costs, and expenses directly incurred in connection therewith (including legal fees, accounting fees, printing costs, and applicable regulatory filing fees) (such net amount, the "Net Proceeds") are equal to or greater than ten million dollars ($10,000,000) (a "Qualified Financing"), then the Borrower shall, no later than five (5) days following the closing date of the applicable Qualified Financing (or, in the case of a Qualified Financing that closes in multiple tranches, no later than five (5) days following the closing date of each such tranche, calculated on the Net Proceeds received at each such closing), remit to the Holder as payment against amounts owing hereunder an amount equal to the lesser of: (i) twenty-five percent (25%) of the Net Proceeds of such Qualified Financing and (ii) the aggregate of all principal amounts and interest owing hereunder (the "Mandatory Prepayment Amount"). The Borrower shall provide written notice to the Lender no later than three (3) days prior to the date on which the Mandatory Prepayment Amount is to be remitted, including: (a) a description of the Qualified Financing, including the nature and type of the Financing Transaction; (b) the closing date (or expected closing date) thereof; (c) the aggregate gross proceeds and Net Proceeds; (d) the calculation of the Mandatory Prepayment Amount; (e) the outstanding principal amount and accrued and unpaid interest under this Note as of the date of such notice; and (f) the date on which the Mandatory Prepayment Amount will be remitted. The mandatory prepayment obligation set forth in this Note operates as a partial prepayment obligation only and shall not, unless the Mandatory Prepayment Amount equals or exceeds the aggregate of all outstanding principal and accrued and unpaid interest owing under this Note, constitute repayment in full of this Note. Any mandatory prepayment made pursuant to this Note shall not relieve the Borrower of its obligation to pay the remaining outstanding amounts in accordance with the other terms hereof, and nothing herein shall limit or restrict the right of the Borrower to make additional voluntary prepayments, in whole or in part, at any time and from time to time, in accordance with the terms of this Note. No premium, penalty, make-whole amount, or other additional compensation shall be payable by the Borrower to the Lender in connection with any mandatory prepayment made pursuant to this Note, and all such prepayments shall be made at par without deduction or set-off (other than as required by applicable law). This mandatory prepayment obligation shall apply separately and independently to each Qualified Financing consummated during the term of this Note and shall remain in full force and effect until all amounts owing hereunder have been indefeasibly paid in full.

6. Acceleration. The unpaid principal amount of this Note, together with all accrued and unpaid interest thereon, shall automatically become immediately due and payable in cash, without presentment, demand, protest or notice of any kind, upon the occurrence of any of the following events: (a) the commencement by or against the Borrower of any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar proceeding relating to the Borrower or its debts in any jurisdiction; (b) a Change of Control of the Borrower; or (c) a Change of Control of HoudiniSwap LLC. For the purposes of this Note, a "Change of Control" means, with respect to any entity, any transaction or series of related transactions in which any Person or group of Persons, other than the current shareholders or equity holders of such entity as of the date of this Note, acquires beneficial ownership of more than 50% of the combined voting power of all outstanding equity interests of such entity.

7. Evidence of Indebtedness. The Lender will maintain books of account evidencing all loans and other amounts owing by the Borrower to the Lender hereunder. The Lender will enter in such accounts the details of all amounts from time to time owing, paid or repaid by the Borrower hereunder, which entries shall constitute prima facie evidence of the obligations of the Borrower to the Lender hereunder with respect to all loans and all other amounts owing by the Borrower to the Lender under this Note. The Lender shall provide copies of such accounts to the Borrower upon any payment or prepayment hereunder and otherwise upon the Borrower's request.

8. Waiver of Notice. The Borrower hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note. No failure on the part of the holder hereof to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof or a consent thereto; nor shall a single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

9. Locked Solana. The Borrower hereby acknowledges and agrees that (i) until the outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, has been paid by the Borrower to the Lender in accordance with the terms of this Note, the Borrower shall observe the following covenants with respect to the minimum of 81,645.99 Solana (SOL) tokens (the "Locked Solana") held in wallet [Redacted - Commercially Sensitive Confidential Information] (the "Restricted Solana Wallet"):

a. the Borrower shall keep all Locked Solana in the Restricted Solana Wallet, and the Purchaser shall not transfer any Locked Solana out of the Restricted Solana Wallet, other than by way of a Permitted Wallet Migration, without the prior written consent of the Lender;

b. the Borrower shall not transfer, assign, sell, convey or otherwise dispose of the Restricted Solana Wallet, any Wallet Rights or any right or ability to access, control or direct the Locked Solana, or enter into any agreement, arrangement or understanding, whether direct or indirect, that would result in any other person acquiring any legal interest, beneficial interest, security interest, participation, option, control or other rights in respect of the Locked Solana or the Restricted Solana Wallet, other than in connection with an acquisition of all of the issued and outstanding shares of the Borrower or a sale of all or substantially all of the assets of the Borrower; and

c. the Borrower shall not take any action, or omit to take any action, that would reasonably be expected to result in the Locked Solana ceasing to be held in the Restricted Solana Wallet or otherwise ceasing to be subject to the restrictions set out in this Section 9, other than by way of a Permitted Wallet Migration; and

(ii) the Locked Solana shall not otherwise be pledged to, or used as collateral for, any other party or facility. The Borrower shall maintain the Locked Solana free and clear of all encumbrances other than the terms included in this Note. If the Lender does not have sufficient cash to repay the principal amount of this Note, together with all accrued and unpaid interest thereon, on the Maturity Date, it shall be required to sell such amount of the Locked Solana as may be necessary to resolve such cash shortfall immediately prior to the applicable Maturity Date and use the cash proceeds generated from such sale towards paying down the amounts owing under this Note. For purposes of this Section 9, "Permitted Wallet Migration" shall mean means a transfer of all (but not less than all) of the Locked Solana from the Restricted Solana Wallet to another digital wallet controlled by the Borrower solely for bona fide cybersecurity, custody, wallet maintenance or technical reasons, provided that: (i) the Borrower has given the Lender at least five (5) Business Days' prior written notice of such migration; (ii) the replacement digital wallet is controlled exclusively by the Borrower; (iii) no person other than the Borrower obtains any legal or beneficial interest in, or custody or control over, the Locked Solana as part of such migration; (iv) the Borrower provides notice of the public wallet address of the replacement digital wallet to the Lender promptly following such migration; and (v) the Locked Solana remain subject to the restrictions set out in this Section 9 after such migration, and "Wallet Rights" shall mean any private key, seed phrase, password, access credential, signing device, multisig authority, approval right or other right, instrument or means necessary to access, control or transfer the Locked Solana held in the Restricted Solana Wallet.

10. Successors and Assigns; Assignment. This Note shall enure to the benefit of the Lender and its successors and permitted assigns and shall be binding upon the Borrower and its successors, and permitted assigns. The Borrower's obligations under this Note may not be assigned without the prior written consent of the Lender.  The Lender's interest in this Note may only be assigned on prior written notice to the Borrower.

11. Severability. Any provision of this Note prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms hereof or thereof and no such invalidity shall affect the obligation of the Borrower to repay to the Lender the principal amount and interest provided for herein at the times provided for hereunder.

12. Interpretation. Neither this Note nor any uncertainty or ambiguity herein shall be construed or resolved against any of the parties hereto, whether under any rule of construction or otherwise.  On the contrary, this Note has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all parties hereto.

13. Governing Law. This Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts. This Note may be executed by facsimile, pdf or other electronic signature, and any signature contained hereon by facsimile, pdf or electronic signature shall be deemed to be equivalent to an original signature for all purposes.

IN WITNESS WHEREOF, each of the undersigned has executed this Note as of the date first written above.

BORROWER:	SOL STRATEGIES, INC.

Per:
Name:
Title:

LENDER:	[●]

Per:
Name:
Title:

SCHEDULE G
SPECIFIED INDEMNITIES

[Redacted - Commercially Sensitive Confidential Information]